Filed Pursuant to Rule 253(g)(1)
File No. 024-11073

LifeQuest World Corp.

100 Challenger Road, 8th Floor

Ridgefield Park, NJ 07660

Phone: 646-201-5242

https://lifequestcorp.com/

20,000,000 SHARES OF COMMON STOCK

$0.001 PAR VALUE PER SHARE

SEE “DESCRIPTION OF SECURITIES” AT PAGE 26.

In this public offering we, “LifeQuest World Corp.” are offering 15,000,000 shares of our common stock and we are registering 3,700,000 shares of our common stock and 1,300,000 shares of our common stock underlying warrants on behalf of the selling shareholder.  This offering will terminate upon the earliest of (i) such time as all of the common stock has been sold pursuant to the Offering Statement or (ii) 365 days from the qualified date of this offering circular, unless extended by our directors for an additional 90 days. We may however, at any time and for any reason terminate the offering.

Our Common Stock trades in the OTCMarket Pink Open Market under the symbol LQWC. There is currently no active trading market for our securities. There is no assurance that a regular trading market will develop, or if developed, that it will be sustained. Therefore, a shareholder may be unable to resell his securities in our company.

All of the shares being registered for sale by us and the selling shareholder will be sold at a fixed price of $0.20 per share. This offering is being conducted on a “best efforts” basis without any minimum offering amount pursuant to Regulation A of Section 3(6) of the Securities Act for Tier 1 offerings. We reserve the right to undertake one or more closings on a rolling basis. Until we complete a closing, the proceeds for the offering will not be kept in an escrow account. All funds derived by us from this offering will be immediately available for use by us, in accordance with the uses set forth in the section of this Offering Circular entitled “Use of Proceeds.” If there are no sales of our common stock pursuant to this Offering Circular, or upon termination of this offering without any corresponding sales, the investments for this offering will be promptly returned to investors, without deduction and generally without interest. There is no minimum purchase requirement for investors. See “Plan of Distribution.”

We will not receive any of the proceeds from the sale of shares by the selling shareholders unless the warrants are exercised. Resale shares may be sold to or through underwriters or dealers, directly to purchasers or through agents designated from time to time by the selling shareholders. For additional information regarding the methods of sale, you should refer to the section entitled “Plan of Distribution” in this offering.

SHARES OFFERED BY COMPANY	PRICE TO PUBLIC	SELLING AGENT COMMISSIONS		PROCEEDS TO THE COMPANY(1)
Per Share	$0.20	$	Not applicable	$0.20
Minimum Purchase	None		Not applicable	Not applicable
Total (15,000,000 shares)	$3,000,000	$	Not applicable	$3,000,000

(1)	Does not include expenses of the offering, estimated to be $15,000 including legal, accounting and other costs of registration. See "Use of Proceeds" and “Plan of Distribution.”

SHARES OFFERED SELLING SHAREHOLDERS	PRICE TO PUBLIC	SELLING AGENT COMMISSIONS	PROCEEDS TO THE SELLING SHAREHOLDERS
Per Share	$0.20	Not applicable	$0.20
Minimum Purchase	None	Not applicable	Not applicable
Total (5,000,000 shares)	$1.000,000	Not applicable	$1,000,000

We expect to commence the offer and sale of the shares of common stock being offered pursuant to this Offering Circular as of the date on which the offering statement of which this Offering Circular is a part (the “Offering Statement”) is qualified by the SEC.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OR GIVE ITS APPROVAL OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION

GENERALLY, NO SALE MAY BE MADE TO YOU IN THIS OFFERING IF THE AGGREGATE PURCHASE PRICE YOU PAY IS MORE THAN 10% OF THE GREATER OF YOUR ANNUAL INCOME OR NET WORTH. DIFFERENT RULES APPLY TO ACCREDITED INVESTORS AND NON-NATURAL PERSONS. BEFORE MAKING ANY REPRESENTATION THAT YOUR INVESTMENT DOES NOT EXCEED APPLICABLE THRESHOLDS, WE ENCOURAGE YOU TO REVIEW RULE 251(d)(2)(i)(C) OF REGULATION A. FOR GENERAL INFORMATION ON INVESTING, WE ENCOURAGE YOU TO REFER TO www.investor.gov.

This offering is inherently risky. See “Risk Factors” located on page 13 for a discussion of certain risks that you should consider in connection with an investment in our common stock.

The Company is following the Form S-1 format of disclosure under Regulation A pursuant to general instructions of Part II(a)(1)(ii) of Form 1-A for this Offering Circular.

The date of this Offering Circular is September 8, 2020.

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The following table of contents has been designed to help you find important information contained in this offering circular. We encourage you to read the entire offering circular.

PART II – OFFERING CIRCULAR

You should rely only on the information contained in this offering circular or contained in any free writing offering circular filed with the Securities and Exchange Commission. We have not authorized anyone to provide you with additional information or information different from that contained in this offering circular filed with the Securities and Exchange Commission. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are offering to sell, and seeking offers to buy, our common stock only in jurisdictions where offers and sales are permitted. The information contained in this offering circular is accurate only as of the date of this offering circular, regardless of the time of delivery of this offering circular or any sale of shares of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

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Offering circular SUMMARY

This summary highlights information contained elsewhere in this Offering Circular and does not contain all of the information that you should consider in making your investment decision. Before investing in our common stock, you should carefully read this entire Offering Circular, including our consolidated financial statements and the related notes and the information set forth under the headings “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” in each case included elsewhere in this Offering Circular. Unless otherwise stated, all references to “us,” “our,” “we,” the “Company” and similar designations refer to LifeQuest World Corp.

This offering circular, and any supplement to this offering circular include “forward-looking statements”. To the extent that the information presented in this offering circular discusses financial projections, information or expectations about our business plans, results of operations, products or markets, or otherwise makes statements about future events, such statements are forward-looking. Such forward-looking statements can be identified by the use of words such as “intends”, “anticipates”, “believes”, “estimates”, “projects”, “forecasts”, “expects”, “plans” and “proposes”. Although we believe that the expectations reflected in these forward-looking statements are based on reasonable assumptions, there are a number of risks and uncertainties that could cause actual results to differ materially from such forward-looking statements. These include, among others, the cautionary statements in the “Risk Factors” section and the “Management’s Discussion and Analysis of Financial Position and Results of Operations” section in this offering circular.

This summary only highlights selected information contained in greater detail elsewhere in this offering circular. This summary may not contain all of the information that you should consider before investing in our common stock. You should carefully read the entire offering circular, including “Risk Factors” beginning on Page 13, and the financial statements, before making an investment decision.

Generally, no sale may be made to you in this offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or net worth. Different rules apply to accredited investors and non-natural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A. For general information on investing, we encourage you to refer to www.investor.gov.

Sale of these shares will commence within two calendar days of the qualification date and it will be a continuous offering pursuant to Rule 251(d)(3)(i)(F).

The Company

LifeQuest World Corp (“we” or the “Company” or “LifeQuest”) through its our wholly owned subsidiary, BioPipe Global Corp., is a wastewater treatment company with world’s only sludge free onsite waste water system.

On April 17, 2019, we entered into an Agreement and Plan of Merger (the “Merger Agreement”) with BioPipe Acquisition, Inc., a New Jersey corporation (“Merger Sub”) and BioPipe Global Corp., a privately held New Jersey corporation (“BioPipe Global”). In connection with the closing of this merger transaction, Merger Sub merged with and into BioPipe Global (the “Merger”) on April 30, 2019, with the filing of Articles of Merger with the New Jersey Secretary of State.

In addition, pursuant to the terms and conditions of the Merger Agreement:

▪	All of the outstanding shares of BioPipe Global was exchanged for the right to receive an aggregate of 75,000,000 share of the Company’s common stock, par value $0.001 per share (the “Common Stock”), which was issued to certain shareholders in connection with an Intellectual Property Purchase Agreement set forth below;

▪	BioPipe Global provided customary representations and warranties and closing conditions, including approval of the Merger by a majority of its voting shareholders; and

▪	Bradford Brock, our prior officer and director, was required to cancel 55,000,000 shares of his Common Stock in the Company but permitted to retain 1,000,000 shares in the Company.

As a result of the Merger Agreement, we are engaged in eco-friendly decentralized wastewater treatment.

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On May 7, 2019, BioPipe Global acquired all the assets of BioPipe Global AG, a Swiss company, and its wholly-owned Turkish subsidiary, BioPipe Cevre Teknolojileri A.S. We acquired all patents, trade receivables, income, royalties, damages, rights to sue, rights to enforce and any and all payments unpaid and due now or hereafter due or payable with respect to the BioPipe System.

The Company issued Seventy One Million Eight Hundred Forty Six Thousand Six hundred and Sixty Seven shares (71,846,667) duly authorized, validly issued, fully paid and nonassessable shares of common stock to the Shareholders of Biopipe Cevre Teknolojileri A.S and a Three million One Hundred and Fifty-three Thousand and Three Hundred and Thirty Three (3,153,333) duly authorized, validly issued, fully paid and nonassessable shares of common stock to Biopipe Global AG.

In the last seven years, the BioPipe system has been installed in Turkey, UAE, Qatar, Saudi Arabia, Oman Maldives and Bangladesh. These BioPipe systems are running successfully at resorts, hotels, commercial and government buildings, labor camps, ports and individual homes. In the future we can expect to see an increase in these types of installations as well as a cost-effective replacement for today’s Septic systems for single family homes and housing communities in the USA and around the world.

Biopipe Global acquired the assets from Biopipe Global AG and Biopipe Cevre and then merged with Lifequest World Corp.

Biopipe Global did not have an operating history. Biopipe Global AG had installed systems in multiple countries, including the system in Bangladesh that has been running continuously for 3 years and the other countries listed above. Biopipe Global AG had licensed the technology to Metito (Overseas) Ltd. which failed to make any payments to Biopipe Global AG even though they installed 17 systems and hence the reason for non-renewal of the licensing agreement. We have acquired the right to collect from Metito, but given the uncertainties of prosecuting a claim in the UAE, we have chosen to forgo the lawsuit for the time being.

Traditional centralized wastewater treatment systems are expensive, energy-intensive and chemical-dependent. The world is seeking sustainable solutions through decentralized wastewater treatment which “get back to nature” while using 21st century technologies and management. Reuse may include irrigation of gardens and agricultural fields or replenishing surface water and groundwater. Reused water may also be directed toward fulfilling certain needs in residences (e.g. toilet flushing), businesses and industry, and where necessary, treated to reach potable standards.

The reuse of wastewater has long been established as critically important for irrigation, especially in arid countries. According to the World Bank, there will be a 40 percent global shortfall between supply and demand of water by 2030. And by 2025, approximately 1.8 billion people will be living in regions with “absolute water scarcity.” The World Bank also estimates that 70 percent of water use today is for agriculture. A projected global population of 9 billion by 2050 is expected to require a 60 percent increase in agricultural production and a 15 percent increase in water withdrawals. Recycled water can meet some of this need, benefited by the nutrient content inherent in wastewater. Only mid-range treatment levels would be required, as irrigation can be accomplished while minimizing the potential for human contact with the recycled water. Reusing wastewater as part of sustainable water management allows water to remain as an alternative water source for human activities. This can reduce scarcity and alleviate pressures on groundwater and other natural water bodies. At the nexus between unusable wastewater and usable clean water, lies BioPipe:

We are a company seeking, and finding, opportunities to improve the supply of clean water for emerging and first-world nations. Clean water availability is a globally essential issue and critical to stopping the cycle of disease and sickness across the globe. Lifequest's main business focus is on reclamation and resuse of treated wastewater. Reuse may include irrigation of gardens and agricultural fields or replenishing surface water and groundwater. Reused water may also be directed toward fulfilling certain needs in residences (e.g. toilet flushing), businesses and industry, and where necessary, treated to reach drinking water standards. Reclaiming water from waste for reuse applications (instead of using freshwater supplies) can be a water-saving measure. When treated waste water is eventually discharged back into natural water sources, it still has significant benefits to the ecosystem; improving streamflow, nourishing plant life and recharging aquifers, as part of the natural water cycle. With number of water-stressed countries rising, treatment and reuse of wastewater is becoming increasingly necessary.

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BioPipe is a revolutionary sewage wastewater treatment system. Patented in over 40 plus countries, Biopipe is a highly scalable, eco-friendly and extremely cost-effective wastewater treatment with a broad installed base. It is the planet’s first biological wastewater treatment system where the process takes place entirely inside the pipe and:

▪	has an extremely small foot print which allows it to be installed in places of high population density and commercial buildings;

▪	Low cost and easy to assemble and install;

▪	virtually silent;

▪	odor free;

▪	chemical free;

▪	zero sludge;

▪	very low energy consumption; and

▪	discharge meets strict European Union standards.

Biopipe has around 37 plants installed around the globe and we expect significant number of projects in Bangladesh, India and South Africa. We have set up joint venture in Bangladesh and finalized joint venture terms with in-country partners in India and South Africa and have ongoing discussion in various other countries.

Our Strategy

Our initial focus is on countries that have high water stress and a large gap between production of sewage and industrial wastewater versus installed capacity or simply lag adequate wastewater treatment infrastructure.

Our core strategy is to introduce Biopipe through joint ventures with strategic and well-established partners in top 10 countries with sewage problem. The JV partners, handles sales marketing, installation, operations and maintenance. This includes India, Bangladesh, Indonesia, Ethiopia, Nigeria, and Pakistan.

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Bangladesh

Bangladesh is an important market for our solutions. According to Bangladesh Institute of Planners, capital Dhaka along dumps 1.16 million m3 of sewage per day into the local rivers. https://bdnews24.com/environment/2019/05/25/dhaka-pumps-1.1-million-cubic-metres-of-sewage-into-rivers-daily-study-says

Nearly 2,000,000 m3/day of textile waste water is dumped untreated. Textile manufacturers without an ETP (Effluent Treatment Plant) system are paying up to $200/m3 for treatment- https://www.thedailystar.net/frontpage/news/worries-over-waste-water-1700863. The two types of wastewater problems present an enormous opportunity for Lifequest. We have a Biopipe system running at a government owned multifamily building for nearly 2 years and we have demonstrated the efficacy of the system. We have formed a 50-50 Joint Venture with Biotech Innovations Ltd. Biotech already has a robust pipeline of projects and is required to sell a minimum 2,500 m3 capacity in 2020 and increase it by 30% thereafter to maintain exclusivity for Bangladesh.

India

India is unique because it not only one of the most water stressed countries in the world and also has a huge sewage and industrial wastewater problem.

We have signed and MoU and finalized a 50-50 joint venture agreement with Environest Global Pvt Limited to introduce Biopipe in India, Mauritius, Maldives and Sri Lanka. The agreement calls for minimum sale of 10,000 m3 in total capacity in Year 2020 and must maintain it in order to maintain exclusivity.

We are targeting the textile and tannery wastewater sector outside the joint venture. Currently textile manufacturers are willing to pay up to $18/m3 for treating textile waste and if we put a reverse osmosis (RO) unit in, the water can be resold to the government for $2/m3.

South Africa

South Africa is another water stressed country with massive sewage problem. More than half of the sewage treatment installed capacity is not working and close to 50,000 liters of sewage is being dumped every second -

https://mg.co.za/article/2017-07-21-south-africas-shit-has-hit-the-fan .. The local governments are asking developers to have their own decentralized sewage wastewater systems before any development is approved. This creates a highly scalable Build Own & Operate (BOO) or leasing opportunity whereby we will provide the system and charge the customers for the amount of water reused. BOO or Leasing is expected to produce a long term stable cashflow.

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Sanitation makes a key contribution to public health, particularly in densely populated areas. Adequate sanitation is defined as any private or shared, but not public, facility that guarantees that waste is hygienically separated from human contact (JMP, 2000). Adequate sanitation reduces the risk of a broad range of diseases – including respiratory ailments, malaria, and diarrhea – and reduces the prevalence of malnutrition. Access to this standard of sanitation produces direct health gains by preventing disease and delivering economic and social benefits. It is estimated that a reduction in diarrhea illness would produce a gain of 99 million days of school and 456 million days of work for the working population (age 15–59) in Africa.

The 2016 General Household Survey performed by Stats SA reported on, inter alia, the number of households with access to sanitation and the type of sanitation accessed. The table below uses information from the survey and links it to the suitability of the Biopipe closed loop, flush toilet system:

Sanitation Type	Statistic	2015	Biopipe Closed Loop
Flush toilet connected to a public sewerage system	Number	9,641,000	X
	Percentage	59.80%
Flush toilet connected to a septic tank	Number	516,000	✔
	Percentage	3.20%
Chemical toilet	Number	45,000	✔
	Percentage	0.30%
Pit latrine/toilet with ventilation pipe	Number	2,680,000	✔
	Percentage	16.60%
Pit latrine/toilet without ventilation pipe	Number	2,343,000	✔
	Percentage	14.50%
Bucket toilet	Number	179,000	✔
	Percentage	1.1%
Ecological sanitation	Number	30,000	✔
	Percentage	0%
None (open defecation, etc)	Number	580,000	✔
	Percentage	3.60%

From the above table, one can deduce the available market for the Biopipe closed loop flush toilet system to be around 6.25 million households. Assuming a flush volume of 4 liters and 10 flushes per household per day, that equates to a market size, by treatment volume, of 250,000 m3/day.

With the average system servicing 25 households – i.e. 1,000 liters per day (25*40 liters), the market equates to 250,000 systems.

We have finalized a 50-50 Joint Venture with Abrimix (Pty) Ltd. to introduce Biopipe system in Africa, excluding Morocco and Egypt and vice versa we will introduce Abrimix system in Bangladesh, India and Turkey.

Additionally, we are having dialogue with potential partners in the Philippines, Egypt and Ethiopia.

Our principal place of business is located at 100 Challenger Road, 8th Floor Ridgefield Park, NJ 07660. General information about us can be found at http://biopipe.co/. The information contained on or connected to our website is not incorporated by reference into this Offering Circular on Form 1-A and should not be considered part of this or any other report filed with the SEC.

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Risks Affecting Us

Our business will be subject to numerous risks and uncertainties, including those described in “Risk Factors” immediately following this offering circular summary and elsewhere in this offering circular. These risks represent challenges to the successful implementation of our strategy and to the growth and future profitability of our business. These risks include, but are not limited to, the following:

•	we are an early-stage company with a limited operating history which makes it difficult to evaluate our current business and future prospects and may increase the risk of your investment;

•	our inability to attract customers and increase sales to new and existing customers;

•	failure of manufacturers to deliver products or provide services in a cost effective and timely manner;

•	our failure to promote and maintain a strong brand;

•	failure to achieve or sustain profitability;

•	risks associated with wastewater treatment industry;

•	significant competition;

•	the business risks of international operations, particularly in emerging markets;

•	protection of our intellectual property and confidential information;

•	a limited market for our common stock; and

•	we are not a 12g reporting company.

The Offering

Securities being offered by the Company

15,000,000 shares of common stock, at a fixed price of $0.20 offered by us on a “best efforts” basis, which means that there is no guarantee that any minimum amount will be sold, through our officers and directors. Our offering will terminate upon the earliest of (i) such time as all of the common stock has been sold pursuant to the Offering Statement or (ii) 365 days from the qualified date of this offering circular unless extended by our Board of Directors for an additional 90 days. We may however, at any time and for any reason terminate the offering. There is no minimum number of shares required to be purchased by each investor.

Securities being offered by the Selling Stockholders	3,700,000 shares of common stock and 1,300,000 shares of common stock underlying warrants, at a fixed price of $0.20 offered by selling stockholder in a resale offering. This fixed price applies at all times for the duration of the offering. The offering will terminate upon the earliest of (i) such time as all of the common stock has been sold pursuant to the Offering Statement or (ii) 365 days from the qualified date of this offering circular, unless extended by our Board of Directors for an additional 90 days. We may however, at any time and for any reason terminate the offering.

Offering price per share	We and the selling shareholder will sell the shares at a fixed price per share of $0.20 for the duration of this Offering.

Number of shares of common stock outstanding before the offering of common stock	92,113,150 common shares are currently issued and outstanding.

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Number of shares of common stock outstanding after the offering of common stock	107,113,150 common shares will be issued and outstanding if we sell all of the shares we are offering herein.

The minimum number of shares to be sold in this offering	None.

Use of Proceeds	We intend to use the gross proceeds to us for working capital and to invest in Build Own & Operate (BOO) and Build Own Operate & Transfer (BOOT) plants in South Africa, Bangladesh and India, and for other corporate purposes. Please see “Use of Proceeds.”

Termination of the Offering	The offering will terminate upon the earliest of (i) such time as all of the common stock has been sold pursuant to the Offering Statement or (ii) 365 days from the qualified date of this offering circular, unless extended by our Board of Directors for an additional 90 days. We may however, at any time and for any reason terminate the offering.

Subscriptions:	All subscriptions once accepted by us are irrevocable.
Registration Costs	We estimate our total offering registration costs to be approximately $15,000.
Risk Factors:	See “Risk Factors” and the other information in this offering circular for a discussion of the factors you should consider before deciding to invest in shares of our common stock.

You should rely only upon the information contained in this offering circular. We have not authorized anyone to provide you with information different from that which is contained in this offering circular. We are offering to sell common stock and seeking offers to common stock only in jurisdictions where offers and sales are permitted.

MANAGEMENT’S DISCUSSION AND ANALYSIS

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Circular. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Circular.

Impact of Covid 19

In March 2020, the World Health Organization declared the outbreak of coronavirus/COVID-19 (collectively referred to herein as “COVID-19”) a pandemic, which has continued to spread throughout the U.S. and the world, resulting in governmental authorities implementing numerous containment measures, including travel bans and restrictions, quarantines, shelter-in-place orders, and business limitations and shutdowns.

The safety and well-being of our employees and customers and those of our joint venture partners in Bangladesh, India, South Africa has been and will continue to be our top priority during this global crisis,

Due to the pandemic our orders and sales pipeline are essentially on hold. With India under lockdown, we have been able to continue with fabrication of our systems by our backup manufacturer in Turkey (http://www.pimtasplastik.com.tr/en/main-page), which is operating on a limited schedule and expects to deliver at least three systems in the next sixty days.

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We are unable to predict the full impact that COVID-19 will have on our results from operations, financial condition, liquidity and cash flows due to numerous uncertainties, including the duration and severity of the pandemic and containment measures and the related macro-economic impacts. Overall, the pandemic is expected to have a material negative impact on our consolidated financial results for the fourth quarter of our fiscal year 2020 and first quarter of fiscal year 2021.

Although we have a diversified offering which reduces our dependence sewage treatment system and we have other product offerings, including Abrimix to treat industrial waste water, Glanris media for pre and post treatment and Goslyn for fat oil and grease removal, we do not expect to be operating at full capacity while the pandemic and the associated shutdowns continue.

We expect that our sales pipeline focused on the hospitality industry in India and textile industry in Bangladesh to continue to remain frozen until lockdowns are lifted. However, we continue to proceed with government orders in Bangladesh, where activity has increased since the fourth quarter of 2019, and to focus on the contracts in the government sector of India, where we have started pursing these agreements. We are actively managing this dynamic environment and have updated our plans to reflect the unique aspects of the pandemic.

We continue to execute various long-term productivity and temporary cost saving actions to manage the downturn and improve our ability to scale, once the world is back in business. We have ample liquidity at hand which will support our working capital and capex needs, excluding build own operate (BOO) projects for the foreseeable future. We continue to actively monitor this situation and may take further actions that alter our business operations as may be required by respective governments in countries we operate in and federal, state or local authorities here in the USA.

Results of Operations for the Years Ended May 31, 2020 and 2019

Revenues

Our total revenue reported for the year ended May 31, 2020 was $371,567, compared with $3,302 for the year ended May 31, 2019.

Our revenues have increased as a result of our joint ventures and other marketing initiatives. We expect our revenues to increase in future quarters from these efforts.

Cost of Revenues

Our total cost of revenues for the year ended May 31, 2020 was to $112,498, compared with $2,254 for the year ended May 31, 2019.

We expect to sell our Biopipe systems with at least 50% gross margin.

Operating Expenses

Operating expenses increased to $273,642 for the year ended May 31, 2020 from $162,562 for the year ended May 31, 2019. The increase in operating expenses is a result of professional fees and deferred compensation expense.

We expect to incur more in operating expenses for the year ended May 31, 2021 as a result of the increased costs of reporting with the Securities and Exchange Commission and the growth of our business with access to the capital in this offering.

Other Expenses/Other Income

We had other expenses of $4,281 for the year ended May 31, 2020, as compared with other expenses of $8,411,921 for the same period ended 2019. Our other expenses in 2019 were largely the result of $8,319,099 in loss on settlement of debt, and our other expenses in 2020 were largely the result of interest expense of $4,635.

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Net Loss

We finished the year ended May 31, 2020 with a loss of $18,854, as compared to a net loss of $8,248,311 during the year ended May 31, 2019.

Liquidity and Capital Resources

As of May 31, 2020, we had total current assets of $966,023 and current liabilities of $149,901, resulting in working capital of $816,122.

Our operating activities used $227,932 in cash for the year ended May 31, 2020 as compared with cash provided of $23,964 from operating activities in the year ended May 31, 2019. Our negative operating cash flow for 2020 was mainly the result of changes in accounts receivable and our net loss for the period and our negative operating cash flow for 2019 was mainly the result of our net loss.

Our investing activities used $33,558 for the year ended May 31, 2020, as compared with no cash used for year ended May 31, 2019. Our investing activities in 2020 are largely the result of the purchase of fixed assets.

Financing activities provided $943,883 in cash for the year ended May 31, 2020 compared with $49,200 used in the year ended May 31, 2019. Our positive financing cash flow in 2020 was largely the result of proceeds from contributed capital and convertible debt. Our positive financing cash flow in 2019 was largely the result of proceeds from convertible debt.

Based upon our current financial condition, we do not have sufficient cash to operate our business at the current level for the next twelve months. We intend to fund operations through increased sales and debt and/or equity financing arrangements, which may be insufficient to fund expenditures or other cash requirements. We plan to seek additional financing in a private equity offering to secure funding for operations. There can be no assurance that we will be successful in raising additional funding. If we are not able to secure additional funding, the implementation of our business plan will be impaired. There can be no assurance that such additional financing will be available to us on acceptable terms or at all.

Inflation

Although our operations are influenced by general economic conditions, we do not believe that inflation had a material effect on our results of operations during the years ended May 31, 2020 and 2019.

Critical Accounting Polices

In December 2001, the SEC requested that all registrants list their most “critical accounting polices” in the Management Discussion and Analysis. The SEC indicated that a “critical accounting policy” is one which is both important to the portrayal of a company’s financial condition and results, and requires management’s most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. Our critical accounting policies are disclosed in Note 2 of our unaudited consolidated financial statements included in this Offering Circular with the Securities and Exchange Commission.

Off Balance Sheet Arrangements

As of May 31, 2020, there were no off-balance sheet arrangements.

Recent Accounting Pronouncements

The recent accounting pronouncements that are material to our financial statements are disclosed in Note 2 of our consolidated unaudited financial statements included in this Offering Circular filed with the Securities and Exchange Commission and in Note 2 of our unaudited consolidated financial statements included herein.

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RISK FACTORS

Please consider the following risk factors and other information in this offering circular relating to our business before deciding to invest in our common stock.

This offering and any investment in our common stock involves a high degree of risk. You should carefully consider the risks described below and all of the information contained in this offering circular before deciding whether to purchase our common stock. If any of the following risks actually occur, our business, financial condition and results of operations could be harmed. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment.

We consider the following to be the material risks for an investor regarding this offering. Our company should be viewed as a high-risk investment and speculative in nature. An investment in our common stock may result in a complete loss of the invested amount.

An investment in our common stock is highly speculative, and should only be made by persons who can afford to lose their entire investment in us. You should carefully consider the following risk factors and other information in this report before deciding to become a holder of our common stock. If any of the following risks actually occur, our business and financial results could be negatively affected to a significant extent.

Risk Factors Related to the Business of the Company

Our business, results of operations, and our financial condition may be further impacted by the outbreak of COVID-19 and such impact could be materially adverse.

In March 2020, the World Health Organization declared the outbreak of coronavirus/COVID-19 (collectively referred to herein as “COVID-19”) a pandemic, which has continued to spread throughout the U.S. and the world, resulting in governmental authorities implementing numerous containment measures, including travel bans and restrictions, quarantines, shelter-in-place orders, and business limitations and shutdowns.

The safety and well-being of our employees and customers and those of our joint venture partners in Bangladesh, India, South Africa has been and will continue to be our top priority during this global crisis,

Due to the pandemic our orders and sales pipeline are essentially on hold. With India under lockdown, we have been able to continue with fabrication of our systems by our backup manufacturer in Turkey (http://www.pimtasplastik.com.tr/en/main-page), which is operating on a limited schedule and expects to deliver at least three systems in the next sixty days.

The global spread of COVID-19 has created significant volatility, uncertainty and economic disruption. The extent to which the coronavirus pandemic impacts our business, operations, and financial results is uncertain and will depend on numerous evolving factors that we may not be able to accurately predict, including:

▪	the duration and scope of the pandemic;

▪	governmental, business and individual actions taken in response to the pandemic and the impact of those actions on global economic activity;

▪	the actions taken in response to economic disruption;

▪	the impact of business disruptions;

▪	the increase in business failures that we may utilize as industry partners and the customers we serve;

▪	uncertainty as to the impact or staff availability during and post the pandemic; and

▪	our ability to provide our services, including as a result of our employees or our customers and suppliers working remotely and/or closures of offices and facilities.

Overall, the pandemic could have a material negative impact on our consolidated financial results for the rest of 2020 and into 2021.

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Although we have a diversified offering which reduces our dependence sewage treatment system and we have other product offerings, including Abrimix to treat industrial waste water, Glanris media for pre and post treatment and Goslyn for fat oil and grease removal, we do not expect to be operating at full capacity while the pandemic and the associated shutdowns continue.

We expect that our sales pipeline focused on the hospitality industry in India and textile industry in Bangladesh to continue to remain frozen until lockdowns are lifted. However, we continue to proceed with government orders in Bangladesh, where activity has increased since the fourth quarter of 2019, and to focus on the contracts in the government sector of India, where we have started pursing these agreements. We are actively managing this dynamic environment and have updated our plans to reflect the unique aspects of the pandemic.

We continue to execute various long-term productivity and temporary cost saving actions to manage the downturn and improve our ability to scale, once the world is back in business. We have ample liquidity at hand which will support our working capital and capex needs, excluding build own operate (BOO) projects for the foreseeable future. We continue to actively monitor this situation and may take further actions that alter our business operations as may be required by respective governments in countries we operate in and federal, state or local authorities here in the USA.

We have limited cash on hand and there is substantial doubt as to our ability to continue as a going concern.

As at May 31, 2020, we had cash on hand of $682,393, working capital of $816,122 and $371,567 in revenues. However, this amount will limit our ability to make capital investments in Build Own & Operate or Leased projects. We also expect to continue to incur significant operating and capital expenditures for the next twelve months as we ramp our marketing and funding of Build Own & Operate and Leased plants. We also expect to experience negative cash flow for the foreseeable future as we fund our operating losses and capital expenditures. As a result, we will need to generate significant revenues in order to achieve and maintain profitability. We may not be able to generate these revenues or achieve profitability in the future. Our failure to achieve or maintain profitability could negatively impact the value of our Common Stock.

We have a limited operating history upon which investors can evaluate our future prospects.

Our operating subsidiary, BioPipe Global Corp., was incorporated in the State of New Jersey on April 23, 2019. Therefore, we have limited operating history upon which an evaluation of our business plan or performance and prospects can be made. The business and prospects of the Company must be considered in the light of the potential problems, delays, uncertainties and complications encountered in connection with a newly established business. To successfully introduce and market our products and services at a profit, we must establish brand name recognition and competitive advantages for our products. There are no assurances that the Company can successfully address these challenges. If it is unsuccessful, the Company and its business, financial condition and operating results could be materially and adversely affected.

Given the limited operating history, management has little basis on which to forecast future demand for our products and services from our existing customer base, much less new customers. We are depended on our in-country joint venture partners. It is difficult to accurately forecast future revenues because the business of the Company is new and its market has not been developed. If the forecasts for the Company prove incorrect, the business, operating results and financial condition of the Company will be materially and adversely affected. Moreover, the Company may be unable to adjust its spending in a timely manner to compensate for any unanticipated reduction in revenue. As a result, any significant reduction in revenues would immediately and adversely affect the business, financial condition and operating results of the Company.

We are dependent on our in-country Joint Venture partners

We intend not to enter markets without joint venture or distributorship. Our success depends on the ability of our joint venture partners and distributors to effectively market, install and support our wastewater treatment systems.

We may not be able to compete successfully with current and future competitors.

We have many potential competitors in the wastewater equipment and services industry. We will compete, in our current and proposed businesses, with other companies, most of which have far greater marketing and financial resources and experience than we do. We cannot guarantee that we will be able to penetrate our intended market and be able to compete profitably, if at all.

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If we do not continually upgrade our technology, it may become obsolete and we may not be able to compete with other companies.

We cannot assure you that we will be able to keep pace with advances in technology for wastewater treatment or that our services will not become obsolete. We cannot assure you that competitors will not develop related or similar wastewater treatment systems.

Defects in our products or failures in quality control could impair our ability to sell our products or could result in product liability claims, litigation and other significant events involving substantial costs.

Detection of any significant defects in our products or failure in our quality control procedures may result in, among other things, delay in time-to-market, loss of sales and market acceptance of our products, diversion of development resources, and injury to our reputation. The costs we may incur in correcting any product defects may be substantial. Additionally, errors, defects or other performance problems could result in financial or other damages to our customers, which could result in litigation. Product liability litigation, even if we prevail, would be time consuming and costly to defend, and if we do not prevail, could result in the imposition of a damages award. We presently maintain product liability insurance; however, it may not be adequate to cover any claims.

There can be no assurances of protection for proprietary rights or reliance on trade secrets.

The ownership and protection of the Company’s trademarks, patents, trade secrets and intellectual property rights are significant aspects of its future success. Unauthorized parties may attempt to replicate or otherwise obtain and use the Company’s products and technology. Policing the unauthorized use of current or future trademarks, patents, trade secrets or intellectual property rights could be difficult, expensive, time-consuming and unpredictable, as may be enforcing these rights against unauthorized use by others. Identifying unauthorized use of intellectual property rights is difficult as the Company may be unable to effectively monitor and evaluate the intellectual property used by its competitors, including parties such as unlicensed dispensaries, and the processes used to produce such products. In addition, in any infringement proceeding, some or all of the trademarks, patents or other intellectual property rights or other proprietary know-how, or arrangements or agreements seeking to protect the same may be found invalid, unenforceable, anti-competitive or not infringed. An adverse result in any litigation or defense proceedings could put one or more of the trademarks, patents or other intellectual property rights at risk of being invalidated or interpreted narrowly and could put existing intellectual property applications at risk of not being issued. Any or all of these events could materially and adversely affect the Company’s business, financial condition and results of operations.

In addition, other parties may claim that the Company’s products infringe on their proprietary and perhaps patent protected rights. Such claims, whether or not meritorious, may result in the expenditure of significant financial and managerial resources, legal fees, result in injunctions, temporary restraining orders and/or require the payment of damages.

We may not be able to manage our growth effectively.

We must continually implement and improve our products and/or services, operations, operating procedures and quality controls on a timely basis, as well as expand, train, motivate and manage our work force in order to accommodate anticipated growth and compete effectively in our market segment. Successful implementation of our strategy also requires that we establish and manage a competent, dedicated work force and employ additional key employees in corporate management, product development, client service and sales. We can give no assurance that our personnel, systems, procedures and controls will be adequate to support our existing and future operations. If we fail to implement and improve these operations, there could be a material, adverse effect on our business, operating results and financial condition.

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Risks associated with operating abroad may negatively affect our ability to implement our business plan.

The Company’s expansion into jurisdictions outside of the United States is subject to risks. In addition, in jurisdictions outside of the United States, there can be no assurance that any market for the Company’s products or services will develop or be maintained. The Company may face new or unexpected risks or significantly increase its exposure to one or more existing risks, including economic instability, changes in laws and regulations, and the effects of competition. These factors may limit the Company’s ability to successfully expand its operations into such jurisdictions and may have a material adverse effect on the Company’s business, financial condition and results of operations.

If we make any acquisitions or enter into a merger or similar transaction, our business may be negatively impacted.

We have no present plans for any specific acquisition. However, in the event that we make acquisitions in the future, we could have difficulty integrating the acquired companies’ personnel and operations with our own. In addition, the key personnel of the acquired business may not be willing to work for us. We cannot predict the effect expansion may have on our core business. In addition to the risks described above, acquisitions, mergers and other similar transactions are accompanied by a number of inherent risks, including, without limitation, the following:

●	the difficulty of integrating acquired products, services or operations;

●	the potential disruption of the ongoing businesses and distraction of our Management and the management of acquired companies;

●	the difficulty of incorporating acquired rights or products into our existing business;

●	difficulties in maintaining uniform standards, controls, procedures and policies;

●	the potential inability or failure to achieve additional sales and enhance our customer base through cross-marketing of the products to new and existing customers;

●	potential unknown liabilities associated with acquired businesses or product lines, or the need to spend significant amounts to retool, reposition or modify the marketing and sales of acquired products or the defense of any litigation, whether or not successful, resulting from actions of the acquired company prior to our acquisition.

There might be unanticipated obstacles to the execution of our business plan.

The Company’s business plans may change significantly. The Company’s Build Own & Operate (BOO) and Leasing endeavors are capital intensive. Management believes that the Company’s chosen activities and strategies are achievable in light of current water stress and wastewater problem around the world.

Insiders will continue to have substantial control over us and our policies after this offering and will be able to influence corporate matters.

Enes Kutluca, our COO and director, owns 25,152,009 shares of our common stock representing 27.59% of our outstanding shares. Mr. Kutluca also has an option to purchase 10% of our outstanding common stock. The option is exercisable at market price and subject to vesting. Max Khan, our CEO and director, has the same option as Mr. Kutluca. These options commence, as stated in their respective employment agreements, upon the company adopting a stock option plan, which has not yet occurred and the board of directors has stated that it does not expect to adopt a plan until the third quarter of 2020. Fifty percent (50%) of the options shall vest on the date a stock option plan is adopted and the remaining fifty percent (50%) of the options shall vest and become exercisable on the first anniversary of the date a stock option plan is adopted by the company.

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Once the stock option plan is adopted, these shareholders will have the right to acquire approximately 40% of our outstanding common stock. Even after the offering, these officers and shareholders, whose interests may differ from other stockholders, have the ability to exercise significant control over us. They are able to exercise significant influence over all matters requiring approval by our stockholders, including the election of directors, the approval of significant corporate transactions, and any change of control of our company. They could prevent transactions, which would be in the best interests of the other shareholders. Their interests may not necessarily be in the best interests of the shareholders in general.

We may engage in transactions that present conflicts of interest.

The Company’s officers and directors may enter into agreements with the Company from time to time which may not be equivalent to similar transactions entered into with an independent third party. A conflict of interest arises whenever a person has an interest on both sides of a transaction. While we believe that it will take prudent steps to ensure that all transactions between the Company and any officer or director are fair, reasonable, and no more than the amount it would otherwise pay to a third party in an “arms’-length” transaction, there can be no assurance that any transaction will meet these requirements in every instance.

We have agreed to indemnify our officers and directors against lawsuits to the fullest extent of the law.

The Company is a Minnesota corporation. Minnesota law permits the indemnification of officers and directors against expenses incurred in successfully defending against a claim. Minnesota law also authorizes corporations to indemnify their officers and directors against expenses and liabilities incurred because of their being or having been an officer or director. Our organizational documents provide for this indemnification to the fullest extent permitted by law.

We currently do not maintain any insurance coverage. In the event that we are found liable for damage or other losses, we would incur substantial and protracted losses in paying any such claims or judgments. Although we intend to acquire such coverage immediately upon resources becoming available, there is no guarantee that we can secure such coverage or that any insurance coverage would protect us from any damages or loss claims filed against us.

Failure to comply to local laws and regulations.

We may incur substantial costs on an ongoing basis to comply with all laws and regulations.  New or stricter laws and/or regulations could increase our costs and make us less competitive.

Wastewater operations entail significant risks and may impose significant costs.

Wastewater treatment systems fail or do not operate properly, or if there is a spill, untreated or partially treated wastewater could discharge onto property or into nearby streams and rivers, causing various damages and injuries, including environmental damage.  Liabilities resulting from such damages and injuries could harm our business, financial condition, and results of operations.

Significant or prolonged disruptions in the supply of important goods or services from third parties could harm our business, financial condition, and results of operations.

We are dependent on procuring all our components from third parties and any deterioration in quality or disruption or prolonged delays in obtaining important supplies such as water pipe, valves, pumps, control panels, or other materials, could harm our ability to deliver and commission plants on time.

We depend significantly on the services of the members of our management team, and the departure of any of those persons could cause our operating results to suffer.

Our success depends significantly on the continued individual and collective contributions of our management team.  The loss of the services of any member of our management team or the inability to hire and retain experienced management personnel could harm our business, financial condition, and results of operations.

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Members of our Board and our executive officers may have other business interests and obligations to other entities.

Neither our directors nor our executive officers will be required to manage our company as their sole and exclusive function and they may have other business interests and may engage in other activities in addition to those relating to our company, provided that such activities do not compete with the business of our company. We are dependent on our directors and executive officers to successfully operate our company, and in particular Max Khan and Mehmet Enes Kutluca. Their other business interests and activities could divert time and attention from operating our business.

Risks Related to the Offering and the Market for our Stock

Because there is no minimum offering amount, funds raised may not be sufficient to complete the plans of the Company as set forth in “Use of Proceeds” in this Offering Circular.

There is no minimum offering amount. If we do not raise the maximum proceeds, funds raised may not be sufficient to complete all plans of the Company as set forth in “Use of Proceeds” in this Offering Circular, which could inhibit our ability to commence to generate revenue.

We have the right to issue shares of preferred stock. If we were to issue preferred stock, it is likely to have rights, preferences and privileges that may adversely affect the common stock.

We are authorized to issue 50,000,000 shares of “blank check” preferred stock, with such rights, preferences and privileges as may be determined from time-to-time by our board of directors. Our board of directors is empowered, without stockholder approval, to issue preferred stock in one or more series, and to fix for any series the dividend rights, dissolution or liquidation preferences, redemption prices, conversion rights, voting rights, and other rights, preferences and privileges for the preferred stock.

The issuance of shares of preferred stock, depending on the rights, preferences and privileges attributable to the preferred stock, could reduce the voting rights and powers of the common stock and the portion of our assets allocated for distribution to common stockholders in a liquidation event, and could also result in dilution in the book value per share of the common stock we are offering. The preferred stock could also be utilized, under certain circumstances, as a method for raising additional capital or discouraging, delaying or preventing a change in control of the Company, to the detriment of the investors in the common stock offered hereby.

New investors in our common stock will experience immediate and substantial dilution after this Offering.

If you purchase shares of common stock in this Offering, you will experience immediate dilution, because the price that you pay will be substantially greater than the adjusted pro forma net tangible book value per share that you acquire. This dilution is due in large part to our negative book value.

If a market for our common stock does not develop, shareholders may be unable to sell their shares.

Our common stock is quoted under the symbol “LQWC” on the OTCPink operated by OTC Markets Group, Inc., an electronic inter-dealer quotation medium for equity securities. We do not currently have an active trading market. There can be no assurance that an active and liquid trading market will develop or, if developed, that it will be sustained.

Our securities are very thinly traded. Accordingly, it may be difficult to sell shares of our common stock without significantly depressing the value of the stock. Unless we are successful in developing continued investor interest in our stock, sales of our stock could continue to result in major fluctuations in the price of the stock.

The market price of our common stock is likely to be highly volatile and could fluctuate widely in price in response to various factors, many of which are beyond our control.

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Our stock price is subject to a number of factors, including:

▪	Technological innovations or new products and services by us or our competitors;

▪	Government regulation of our products and services;

▪	The establishment of partnerships with other environmental companies;

▪	Intellectual property disputes;

▪	Additions or departures of key personnel;

▪	Issuances of our common stock;

▪	Our ability to execute our business plan;

▪	Operating results below or exceeding expectations;

▪	Financial condition of our joint venture partners;

▪	Whether we achieve profits or not;

▪	Loss or addition of any strategic relationship;

▪	Industry developments;

▪	Economic and other external factors; and

▪	Period-to-period fluctuations in our financial results.

Our stock price may fluctuate widely as a result of any of the above. In addition, the securities markets have from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our common stock.

Because we are subject to the “Penny Stock” rules, the level of trading activity in our stock may be reduced.

The Securities and Exchange Commission has adopted regulations which generally define "penny stock" to be any listed, trading equity security that has a market price less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exemptions. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. The broker-dealer must also provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer’s account. In addition, the penny stock rules generally require that prior to a transaction in a penny stock, the broker-dealer make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules which may increase the difficulty Purchasers may experience in attempting to liquidate such securities.

We do not expect to pay dividends in the foreseeable future. Any return on investment may be limited to the value of our common stock.

We do not anticipate paying cash dividends on our common stock in the foreseeable future. The payment of dividends on our common stock will depend on earnings, financial condition and other business and economic factors affecting it at such time as the board of directors may consider relevant. If we do not pay dividends, our common stock may be less valuable because a return on your investment will occur only if our stock price appreciates.

We will have broad discretion in applying the net proceeds of this Offering and we may not use those proceeds in ways that will enhance our business operations.

We have significant flexibility in applying the net proceeds we will receive in this Offering. We will use the proceeds that we receive from the sale of shares in this Offering for legal fees, accounting expenses, research and development, capital investments and working capital. As part of your investment decision, you will not be able to assess or direct how we apply these net proceeds. If we do not apply these funds effectively, we may lose significant business opportunities.

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The securities laws may restrict transferability of the securities sold in the Offering.

The shares in this Offering have not been registered under the Securities Act or registered or qualified under any state or foreign securities laws. Such securities are being issued based upon the Company’s reliance upon an exemption from registration under the Securities Act for an offer and sale of securities that does not involve a public offering. Unless such securities are so registered, they may not be offered or sold except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state or foreign securities laws.

You must make an independent investment analysis in connection with this Offering.

No independent legal, accounting or business advisors have been appointed to represent the interests of prospective Investors in connection with this Offering. Neither the Company nor any of its officers, directors, employees or agents makes any representation or expresses any opinion with respect to the merits of an investment in the shares offered hereby. Each prospective Investor is therefore encouraged to engage independent accountants, appraisers, attorneys and other advisors to (i) conduct due diligence review as the prospective investor may deem necessary and advisable, and (ii) provide advice with respect to the merits of an investment in the shares offered hereby and applicable risk factors as a prospective investor may deem necessary and advisable to rely upon. We will fully cooperate with any prospective Investor who desires to conduct an independent analysis, so long as it determines, in our sole discretion, that cooperation is not unduly burdensome. Each prospective Investor acknowledges that he, she or it has been informed and understands.

Because we lack certain internal controls over financial reporting in that we do not have an audit committee and our Board of Directors has no technical knowledge of U.S. GAAP and internal control of financial reporting and relies upon the Company's financial personnel to advise the Board on such matters, we are subject to increased risk related to financial statement disclosures.

We lack certain internal controls over financial reporting in that we do not yet have an audit committee and our Board of Directors has little technical knowledge of U.S. GAAP and internal control of financial reporting and relies upon the Company's financial personnel and Accounting firm to advise the Board on such matters. Accordingly, we are subject to increased risk related to financial statement disclosures.

FORWARD LOOKING STATEMENTS

This offering circular contains forward-looking statements that involve risk and uncertainties. We use words such as “anticipate”, “believe”, “plan”, “expect”, “future”, “intend”, and similar expressions to identify such forward-looking statements. Investors should be aware that all forward-looking statements contained within this filing are good faith estimates of management as of the date of this filing. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including the risks faced by us as described in the “Risk Factors” section and elsewhere in this offering circular.

DESCRIPTION OF BUSINESS

Overview

LifeQuest World Corp (“we” or the “Company” or “LifeQuest”) through its our wholly owned subsidiary, BioPipe Global Corp., is a wastewater treatment company with world’s only sludge free onsite waste water system.

On April 17, 2019, we entered into an Agreement and Plan of Merger (the “Merger Agreement”) with BioPipe Acquisition, Inc., a New Jersey corporation (“Merger Sub”) and BioPipe Global Corp., a privately held New Jersey corporation (“BioPipe Global”). In connection with the closing of this merger transaction, Merger Sub merged with and into BioPipe Global (the “Merger”) on April 30, 2019, with the filing of Articles of Merger with the New Jersey Secretary of State.

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In addition, pursuant to the terms and conditions of the Merger Agreement:

▪	All of the outstanding shares of BioPipe Global was exchanged for the right to receive an aggregate of 75,000,000 share of the Company’s common stock, par value $0.001 per share (the “Common Stock”), which was issued to certain shareholders in connection with an Intellectual Property Purchase Agreement set forth below;

▪	BioPipe Global provided customary representations and warranties and closing conditions, including approval of the Merger by a majority of its voting shareholders; and

▪	Bradford Brock, our prior officer and director, was required to cancel 55,000,000 shares of his Common Stock in the Company but permitted to retain 1,000,000 shares in the Company.

As a result of the Merger Agreement, we are engaged in eco-friendly decentralized wastewater treatment.

On May 7, 2019, BioPipe Global acquired all the assets of BioPipe Global AG, a Swiss company, and BioPipe Cevre Teknolojileri A.S. a Turkish company. We acquired all patents, trade receivables, income, royalties, damages, rights to sue, rights to enforce and any and all payments unpaid and due now or hereafter due or payable with respect to the BioPipe System.

The Company issued Seventy One Million Eight Hundred Forty Six Thousand Six hundred and Sixty Seven shares (71,846,667) duly authorized, validly issued, fully paid and nonassessable shares of common stock to the Shareholders of Biopipe Cevre Teknolojileri A.S and a Three million One Hundred and Fifty-three Thousand and Three Hundred and Thirty Three (3,153,333) duly authorized, validly issued, fully paid and nonassessable shares of common stock to Biopipe Global AG.

In the last seven years, the BioPipe system has been installed in Turkey, UAE, Qatar, Saudi Arabia, Oman Maldives and Bangladesh. These BioPipe systems are running successfully in resorts and hotels, high-rise office and residential buildings, labor camps and single family homes. In the future we can expect to see an increase in these types of installations as well as a cost-effective replacement for today’s Septic systems for single family homes and housing communities in the USA and around the world.

Biopipe Global acquired the assets from Biopipe Global AG and Biopipe Cevre and then merged with Lifequest World Corp.

Biopipe Global did not have an operating history. Biopipe Global AG had installed systems in multiple countries, including the system in Bangladesh that has been running continuously for 3 years and the other countries listed above. Biopipe Global AG had licensed the technology to Metito (Overseas) Ltd. which failed to make any payments to Biopipe Global AG even though they installed 17 systems and hence the reason for non-renewal of the licensing agreement. We have acquired the right to collect from Metito, but given the uncertainties of prosecuting a claim in the UAE, we have chosen to forgo the lawsuit for the time being.

Traditional centralized wastewater treatment systems are expensive, energy-intensive and chemical-dependent. The world is seeking sustainable solutions through decentralized wastewater treatment which “get back to nature” while using 21st century technologies and management. Reuse may include irrigation of gardens and agricultural fields or replenishing surface water and groundwater. Reused water may also be directed toward fulfilling certain needs in residences (e.g. toilet flushing), businesses and industry, and where necessary, treated to reach drinking water standards.

The reuse of wastewater has long been established as critically important for irrigation, especially in arid countries. According to the World Bank, there will be a 40 percent global shortfall between supply and demand of water by 2030. And by 2025, approximately 1.8 billion people will be living in regions with “absolute water scarcity.” The World Bank also estimates that 70 percent of water use today is for agriculture. A projected global population of 9 billion by 2050 is expected to require a 60 percent increase in agricultural production and a 15 percent increase in water withdrawals. Recycled water can meet some of this need, benefited by the nutrient content inherent in wastewater. And only mid-range treatment levels would be required, as irrigation can be accomplished while minimizing the potential for human contact with the recycled water. Reusing wastewater as part of sustainable water management allows water to remain as an alternative water source for human activities. This can reduce scarcity and alleviate pressures on groundwater and other natural water bodies. At the nexus between unusable wastewater and clean water, lies BioPipe:

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We are a company seeking, and finding, opportunities to improve the supply of clean water for emerging and first-world nations. BioPipe's main business focus is water reclamation. This is the process of converting wastewater into water that can be repurposed for other uses. Reclaiming water from waste for reuse applications (instead of using freshwater supplies) can be a water-saving measure. When treated waste water is eventually discharged back into natural water sources, it still has significant benefits to ecosystems; improving streamflow, nourishing plant life and replenishing aquifers, as part of the natural water cycle. Wastewater reuse is a long-established practice used for irrigation, especially in arid countries. Reusing wastewater as part of sustainable water management allows water to remain as an alternative water source for human activities. This can reduce scarcity and alleviate pressures on groundwater and other natural water bodies.

BioPipe is a revolutionary wastewater treatment system. Patented in 40 plus countries, Biopipe is a highly scalable, eco-friendly and extremely cost-effective wastewater treatment with a broad installed base. It is the planet’s first biological wastewater treatment system where the process takes place entirely inside the pipe and:

▪	has an extremely small foot print which allows it to be installed in places of high population density and commercial buildings;

▪	virtually silent;

▪	odor free;

▪	zero sludge;

▪	chemical free;

▪	very low energy consumption; and

▪	discharge meets strict European Union standards.

Biopipe has a robust pipeline of projects in various parts of the world and is in the process of setting up joint ventures in Bangladesh, India, South Africa and Netherlands.

Industry Drivers

According to Water Resource Institute water shortages affect 2.7 billion people now and 2.4 billion people lack proper wastewater treatment. An additional 2.1 billion people need upgraded treatment. Population is expected to grow from 7.4 billion in 2016 to 9.1 billion in 2050 which will require 60% increase in global food production by 2050. Manufacturing water demand will grow 400% by 2050 and global water consumption is expected to double by 2050. This will result in 40% water deficit by 2030 and by 2025, two-thirds of the world will face water shortages. Governments and private sectors are rapidly moving towards treatment and re-use.

Our Solutions

SEWAGE WASTEWATER

Biopipe, established in 2014, is the 1st patented and world’s only sludge free onsite wastewater treatment system. Biopipe is 100% sludge free, odor free, silent, easy to assemble and install, scalable, low cost, ecological and virtually maintenance free (if 1000 gallons of sewage wastewater (grey water and black water) goes in, 1000 gallons of clean water is discharged). The treated water is clean enough to exceed EU Standards for discharge and reuse. The entire treatment takes place within a series of pipes and the only output is non-potable clean water that can be used for irrigation, flushing or cleaning.

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37 systems are currently running around the world at government and commercial buildings, hotels, resorts, labor camps and residences.

Example 1: 73m3/day system running at a government building in Sharjah- UAE

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Example 2: 100m3/day system running a government residential building in Dhaka, Bangladesh

The system has a very small footprint and can treat a single residential home (replaces expensive septic tank), large commercial properties like hotels, offices, labor camps, and community housing. It does not use any chemicals, low cost, easy to design and install and the only output is clean water that meets European Union standards and can be discharged into the ground. Throughout Middle East the treated water is used for irrigation and can certainly be used for re-flushing and cleaning.

Decentralized (Onsite) Wastewater Treatment Market

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Wastewater treatments that have small foot print, mobile, plug and play solutions like Biopipe and Abrimix are highly desirable. They require very little onsite infrastructure and require low capex. These systems can be remotely monitored and operated substantially lower cost than centralized systems. Additionally, localized treatment and reuse reduces water and energy demand. Biopipe uses very low power to operate because it does not use blowers in its system.

Septic Tank Market

Biopipe residential system has the potential to replace septic tanks. Our small footprint system can be easily installed in the basement or backyard and the water can be either discharged or re-used for irrigation. According to the U.S. Bureau of the Census, the distribution and density of septic systems vary widely by region and state, from a high of about 55 percent in Vermont to a low of about 10 percent in California. New England states have the highest proportion of homes served by septic

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systems. New Hampshire and Maine both report that about one-half of all homes are served by individual systems. More than one-third of the homes in the southeastern states depend on these systems, including approximately 48 percent in North Carolina and about 40 percent in both Kentucky and South Carolina. More than 60 million people in the nation are served by septic systems. About one-third of all new development is served by septic or other decentralized treatment systems. More than one in five households in the United States depend on individual onsite or small community cluster systems (septic systems) to treat their wastewater. These systems are used to treat and dispose of relatively small volumes of wastewater, usually from houses and businesses located in suburban and rural locations not served by a centralized public sewer system.

INDUSTRIAL WASTEWATER

We are in the process of adding Abrimix’s unique patented technology for treating a variety of industrial wastewater such as textile, tanneries, fisheries, food processing, abattoir, dairy processing waste oil. It is vastly superior to competing DAF (Dissolved Air Floatation) technology and has low capital and operational costs, small footprint and easy to maintain.

Textile and tannery wastewater are a huge problem in India and Bangladesh which are the two important countries for Biopipe. We are looking to combine Abrimix and Biopipe in certain industries like Dairy where Abrimix cannot make the water dischargeable but when combined with Biopipe, the post treated water will become dischargeable. Biopipe currently has 11 plants running in South Africa and Nigeria.

Example: 5m3/day Tannery Wastewater Treatment Plant

 Untreated

        Treated

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Competition

The wastewater treatment industry is highly competitive and dominated by large companies. However, the decentralized wastewater treatment industry, which is growing rapidly, remains fragmented. To best of our knowledge there is no other competitive system like Biopipe that is low cost, low maintenance, modular, silent, odorless, zero sludge and yields clear dischargeable water.

Abrimix competes with DAF and other ETPs but no technology can match the price performance of Abrimix.

Environmental, Health and Safety Regulation

Different countries have different discharge standards for treated wastewater. We meet or exceed the discharge standards in countries we are now operating or intend to operate in. We are not subject to EPA regulations.

USE OF PROCEEDS

We estimate that, at a per share price of $0.20, the net proceeds from the sale of the 15,000,000 shares in this offering will be approximately $2,985,000, after deducting the estimated offering expenses of approximately $15,000.

We intend to use the proceeds for working capital and to invest in Build Own & Operate (BOO) and Build Own Operate & Transfer (BOOT) plants in South Africa, Bangladesh and India. Accordingly, we expect to use the proceeds of the Maximum Offering as follows:

Maximum Offering

	Amount	Percentage
Corporate	Each	Each
Offering Expense	$15,000	0.50%
Capital Investment	$1,158,000	38.60%
Build Own Operate/Transfer Projects	$1,155,000	38.50%
Working Capital	$672,000	22.40%

TOTAL	$3,000,000	100%

75% Offering

	Amount	Percentage
Corporate	Each	Each
Offering Expense	$15,000	0.67%
Capital Investment	$866,250	38.50%
Build Own Operate/Transfer Projects	$866,250	38.50%
Working Capital	$502,425	22.33%

TOTAL	$2,250,000	100%

50% Offering

	Amount	Percentage
Corporate	Each	Each
Offering Expense	$15,000	1.00%
Capital Investment	$577,500	38.50%
Build Own Operate/Transfer Projects	$577,500	38.50%
Working Capital	$330,000	22.00%

TOTAL	$1,500,000	100%

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25% Offering

	Amount	Percentage
Corporate	Each	Each
Offering Expense	$15,000	2.00%
Capital Investment	$250,000	33.33%
Build Own Operate/Transfer Projects	$350,000	46.67%
Working Capital	$135,000	18.00%

TOTAL	$750,000	100%

The expected use of net proceeds from this offering represents our intentions based upon our current plans and business conditions, which could change in the future as our plans and business conditions evolve. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors, including negotiations with the other parties in the merge and acquisitions process of the target companies, the amount of cash available from other sources and any unforeseen cash needs. As a result, our management will retain broad discretion over the allocation of the net proceeds from this offering.

DILUTION

If you invest in our shares, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the as adjusted net tangible book value per share of our capital stock after this Offering. Our net tangible book value as of May 31, 2020 was $914,430 or $0.01 per share of outstanding common stock. Without giving effect to any changes in the net tangible book value after May 31, 2020 other than the sale of 15,000,000 shares in this offering at the initial public offering price of $0.20 per share less direct costs of the offering, our pro forma net tangible book value as of May 31, 2020 would have been $3,899,430 or $0.0364 per share of outstanding capital stock. Dilution in net tangible book value per share represents the difference between the amount per share paid by the purchasers of our shares in this offering and the net tangible book value per share of our capital stock immediately afterwards. This represents an immediate increase of $0.0279 per share of capital stock to existing shareholders and an immediate dilution of $0.1636 per share of common stock to the new investors, or approximately 100% of the assumed initial public offering price of $0.20 per share. The following table illustrates this per share dilution:

	25%	50%	75%	100%
Initial price to public	$ 0.20	$ 0.20	$ 0.20	$ 0.20

Net tangible book value per share as of May 31, 2020	$ 0.01	$ 0.01	$ 0.01	$ 0.01

Increase in net tangible book value per share attributable to new investors	$ 0.0069	$ 0.0139	$ 0.0209	$ 0.0279

As adjusted net tangible book value per share after the offering	$ 0.0154	$ 0.0224	$ 0.0294	$ 0.0364

Dilution in net tangible book value per share to new investors	$ 0.1846	$ 0.1776	$ 0.1706	$ 0.1636

The following table summarizes the differences between the existing shareholders and the new investors with respect to the number of shares of common stock purchased, the total consideration paid, and the average price per share paid, on a maximum offering basis:

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Maximum Offering:

	Shares Purchased		Total Consideration
	Number	Percent	Amount	Percent	Average Price Per Share

Existing Shareholders	91,163,150	85.87%	$914,430	23.36%	0.010

New Investors	15,000,000	14.12%	$3,000,000	76.64%	0.2000

Total	106,163,150	100.00%	$3,914,430	100.00%

SELLING SHAREHOLDERS

The shares being offered for resale by the selling stockholders consist of 5,000,000 shares of our common stock held by 3 (three) shareholders.

The following table sets forth the name of the selling stockholder, the number of shares of common stock beneficially owned by each of the selling stockholder as of August 17, 2020 and the number of shares of common stock being offered by the selling stockholder. The shares being offered hereby are being registered to permit public secondary trading, and the selling stockholders may offer all or part of the shares for resale from time to time. However, the selling stockholder is under no obligation to sell all or any portion of such shares nor is the selling stockholder obligated to sell any shares immediately upon effectiveness of this offering circular. All information with respect to share ownership has been furnished by the selling stockholder

Name of selling stockholder	Shares of Common stock owned prior to offering	Shares of Common stock Underlying Warrants owned prior to offering	Shares of Common stock to be sold	Shares of Common stock owned after offering (if all shares are sold)	Percent of common stock owned after offering (if all shares are sold)

KWB Consulting Inc.[1]	200,000		200,000		0%
Berkshire International Finance, Inc.[2]		1,000,000	1,000,000		0%
Dr. Friedrich Brauner	300,000		300,000
Berkshire Finance Holdings, LTD[2]	1,500,000		1,500,000		0%
Bergamo Consulting, LLC[3]	175,000		175,000
Highgarden Capital Growth, Inc.[3]	525,000	300,000	825,000		0%
Dr. Ernst Dudziak	1,000,000		1,000,000		0%

Total	3,700,000	1,300,000	5,000,000	5,000,000	0%

(1)	John Bagatta has voting and dispositive control over the shares.

(2)	John Figliolini has voting and dispositive control over the shares and shares underlying warrants.
(3)	Craig Coaches has voting and dispositive control over the shares.

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PLAN OF DISTRIBUTION

This Offering Statement is part the Form 1-A that we filed with the SEC, using a continuous offering process. Periodically, as we have material developments, we will provide an Offering Statement supplement that may add, update or change information contained in this Offering Statement. Any statement that we make in this Offering Statement will be modified or superseded by any inconsistent statement made by us in a subsequent Offering Statement supplement.

Quotation

Our Common Stock is traded on the OTCMarkets.com Pink Sheet Open Market under the symbol “LQWC.”

Pricing of the Offering

Prior to the offering, there has been a limited public market for our common shares. The initial public offering price was determined by the Company. The principal factors considered in determining the initial public offering price include:

▪	the information set forth in this Offering Statement and otherwise available;

▪	our history and prospects and the history of and prospects for the industry in which we compete;

▪	our past and present financial performance;

▪	our prospects for future earnings and the present state of our development;

▪	the general condition of the securities markets at the time of this offering;

▪	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

▪	other factors deemed relevant by us.

Investment Limitations

Generally, no sale may be made to you in this offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or net worth (please see below on how to calculate your net worth). Different rules apply to accredited investors and non-natural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A. For general information on investing, we encourage you to refer to www.investor.gov.

Because this is a Tier 1, Regulation A Offering, most investors must comply with the 10% limitation on investment in the Offering. The only investor in this offering exempt from this limitation is an “accredited investor” as defined under Rule 501 of Regulation D under the Securities Act (an “Accredited Investor”). If you meet one of the following tests you should qualify as an Accredited Investor:

▪	You are a natural person who has had individual income in excess of $200,000 in each of the two most recent years, or joint income with your spouse in excess of $300,000 in each of these years, and have a reasonable expectation of reaching the same income level in the current year;

▪	You are a natural person and your individual net worth, or joint net worth with your spouse, exceeds $1,000,000 at the time you purchase Offered Shares (please see below on how to calculate your net worth);

▪	You are an executive officer or general partner of the issuer or a manager or executive officer of the general partner of the issuer;

▪	You are an organization described in Section 501(c)(3) of the Internal Revenue Code of 1986, as amended, or the Code, a corporation, a Massachusetts or similar business trust or a partnership, not formed for the specific purpose of acquiring the Offered Shares, with total assets in excess of $5,000,000;

▪	You are a bank or a savings and loan association or other institution as defined in the Securities Act, a broker or dealer registered pursuant to Section 15 of the Exchange Act, an insurance company as defined by the Securities Act, an investment company registered under the Investment Company Act of 1940 (the “Investment Company Act”), or a business development company as defined in that act, any Small Business Investment Company licensed by the Small Business Investment Act of 1958 or a private business development company as defined in the Investment Advisers Act of 1940;

▪	You are an entity (including an Individual Retirement Account trust) in which each equity owner is an accredited investor;

▪	You are a trust with total assets in excess of $5,000,000, your purchase of Offered Shares is directed by a person who either alone or with his purchaser representative(s) (as defined in Regulation D promulgated under the Securities Act) has such knowledge and experience in financial and business matters that he is capable of evaluating the merits and risks of the prospective investment, and you were not formed for the specific purpose of investing in the Offered Shares; or

▪	You are a plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has assets in excess of $5,000,000.

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Offering Period and Expiration Date

Our offering will terminate upon the earliest of (i) such time as all of the common stock has been sold pursuant to the Offering Statement or (ii) 365 days from the qualified date of this offering circular unless extended by our Board of Directors for an additional 90 days. We may however, at any time and for any reason terminate the offering.

Procedures for Subscribing

Any potential investor will have ample time to review the subscription agreement, along with their counsel, prior to making any final investment decision. We shall only deliver such subscription agreement upon request after a potential investor has had ample opportunity to review this Offering Statement.

Right to Reject Subscriptions. After we receive your complete, executed subscription agreement and the funds required under the subscription agreement have been transferred to our bank account, we have the right to review and accept or reject your subscription in whole or in part, for any reason or for no reason. We will return all monies from rejected subscriptions immediately to you, without interest or deduction.

Acceptance of Subscriptions. Upon our acceptance of a subscription agreement, we will countersign the subscription agreement and issue the shares subscribed at closing. Once you submit the subscription agreement and it is accepted, you may not revoke or change your subscription or request your subscription funds. All accepted subscription agreements are irrevocable.

Under Rule 251 of Regulation A, non-accredited, non-natural investors are subject to the investment limitation and may only invest funds which do not exceed 10% of the greater of the purchaser’s revenue or net assets (as of the purchaser’s most recent fiscal year end). A non-accredited, natural person may only invest funds which do not exceed 10% of the greater of the purchaser’s annual income or net worth (please see below on how to calculate your net worth).

NOTE: For the purposes of calculating your net worth, it is defined as the difference between total assets and total liabilities. This calculation must exclude the value of your primary residence and may exclude any indebtedness secured by your primary residence (up to an amount equal to the value of your primary residence). In the case of fiduciary accounts, net worth and/or income suitability requirements may be satisfied by the beneficiary of the account or by the fiduciary, if the fiduciary directly or indirectly provides funds for the purchase of the Offered Shares.

In order to purchase offered Shares and prior to the acceptance of any funds from an investor, an investor will be required to represent, to the Company’s satisfaction, that he is either an accredited investor or is in compliance with the 10% of net worth or annual income limitation on investment in this offering.

No Escrow

The proceeds of this offering will not be placed into an escrow account. We will offer our shares of common stock on a best efforts basis primarily through an online platform. As there is no minimum offering, upon the approval of any subscription to this Offering Statement, the Company shall immediately deposit said proceeds into the bank account of the Company and may dispose of the proceeds in accordance with the Use of Proceeds.

DESCRIPTION OF SECURITIES

The following is a summary of the rights of our capital stock as provided in our articles of incorporation and bylaws. For more detailed information, please see our articles of incorporation and bylaws, which have been filed as exhibits to the offering statement of which this Offering Circular is a part.

Our authorized capital stock consists of 500,000,000 shares of common stock, with a par value of $0.001 per share, and 50,000,000 shares of preferred stock, par value $0.001 per share. As of August 17, 2020, there were 92,113,150 shares of our common stock issued and outstanding. Our shares are currently held by 42 stockholders of record with others in street name. As of August 17, 2020, there were no shares of our preferred stock outstanding.

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Common Stock

Our common stock is entitled to one vote per share on all matters submitted to a vote of the stockholders, including the election of directors. Except as otherwise required by law or provided in any resolution adopted by our board of directors with respect to any series of preferred stock, the holders of our common stock will possess all voting power. Generally, all matters to be voted on by stockholders must be approved by a majority (or, in the case of election of directors, by a plurality) of the votes entitled to be cast by all shares of our common stock that are present in person or represented by proxy, subject to any voting rights granted to holders of any preferred stock. Holders of our common stock representing fifty percent (50%) of our capital stock issued, outstanding and entitled to vote, represented in person or by proxy, are necessary to constitute a quorum at any meeting of our stockholders. A vote by the holders of a majority of our outstanding shares is required to effectuate certain fundamental corporate changes such as liquidation, merger or an amendment to our Articles of Incorporation. Our Articles of Incorporation do not provide for cumulative voting in the election of directors.

Subject to any preferential rights of any outstanding series of preferred stock created by our board of directors from time to time, the holders of shares of our common stock will be entitled to such cash dividends as may be declared from time to time by our board of directors from funds available therefore.

Subject to any preferential rights of any outstanding series of preferred stock created from time to time by our board of directors, upon liquidation, dissolution or winding up, the holders of shares of our common stock will be entitled to receive pro rata all assets available for distribution to such holders.

In the event of any merger or consolidation with or into another company in connection with which shares of our common stock are converted into or exchangeable for shares of stock, other securities or property (including cash), all holders of our common stock will be entitled to receive the same kind and number of shares of stock and other securities and property (including cash). Holders of our common stock have no pre-emptive rights, no conversion rights and there are no redemption provisions applicable to our common stock.

Preferred Stock

Our board of directors is authorized by our articles of incorporation to divide the authorized shares of our preferred stock into one or more series, each of which must be so designated as to distinguish the shares of each series of preferred stock from the shares of all other series and classes. Our board of directors is authorized, within any limitations prescribed by law and our articles of incorporation, to fix and determine the designations, rights, qualifications, preferences, limitations and terms of the shares of any series of preferred stock including, but not limited to, the following:

1.	The number of shares constituting that series and the distinctive designation of that series, which may be by distinguishing number, letter or title;
2.	The dividend rate on the shares of that series, whether dividends will be cumulative, and if so, from which date(s), and the relative rights of priority, if any, of payment of dividends on shares of that series;
3.	Whether that series will have voting rights, in addition to the voting rights provided by law, and, if so, the terms of such voting rights;
4.	Whether that series will have conversion privileges, and, if so, the terms and conditions of such conversion, including provision for adjustment of the conversion rate in such events as the Board of Directors determines;
5.	Whether or not the shares of that series will be redeemable, and, if so, the terms and conditions of such redemption, including the date or date upon or after which they are redeemable, and the amount per share payable in case of redemption, which amount may vary under different conditions and at different redemption dates;
6.	Whether that series will have a sinking fund for the redemption or purchase of shares of that series, and, if so, the terms and amount of such sinking fund;
7.	The rights of the shares of that series in the event of voluntary or involuntary liquidation, dissolution or winding up of the corporation, and the relative rights of priority, if any, of payment of shares of that series;
8.	Any other relative rights, preferences and limitations of that series.

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Provisions in Our Articles of Incorporation and By-Laws That Would Delay, Defer or Prevent a Change in Control

Our articles of incorporation authorize our board of directors to issue a class of preferred stock commonly known as a "blank check" preferred stock. Specifically, the preferred stock may be issued from time to time by the board of directors as shares of one or more classes or series. Our board of directors, subject to the provisions of our Articles of Incorporation and limitations imposed by law, is authorized to adopt resolutions; to issue the shares; to fix the number of shares; to change the number of shares constituting any series; and to provide for or change the following: the voting powers; designations; preferences; and relative, participating, optional or other special rights, qualifications, limitations or restrictions, including the following: dividend rights, including whether dividends are cumulative; dividend rates; terms of redemption, including sinking fund provisions; redemption prices; conversion rights and liquidation preferences of the shares constituting any class or series of the preferred stock.

In each such case, we will not need any further action or vote by our shareholders. One of the effects of undesignated preferred stock may be to enable the board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a tender offer, proxy contest, merger or otherwise, and thereby to protect the continuity of our management. The issuance of shares of preferred stock pursuant to the board of director's authority described above may adversely affect the rights of holders of common stock. For example, preferred stock issued by us may rank prior to the common stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of common stock. Accordingly, the issuance of shares of preferred stock may discourage bids for the common stock at a premium or may otherwise adversely affect the market price of the common stock.

Dividend Policy

We have never declared or paid any cash dividends on our common stock. We currently intend to retain future earnings, if any, to finance the expansion of our business. As a result, we do not anticipate paying any cash dividends in the foreseeable future.

Options

We have not issued and do not have outstanding any options to purchase shares of our common stock but we do anticipate establishing employee stock option plans.

Warrants

The Company entered into a Warrant Agreement dated April 11, 2019 with Berkshire International Finance Inc. pursuant to which the Company issued 5,000,000 warrants exercisable at $0.20 per share. Berkshire has exercised 2,000,000 of such warrants as of the date of August 13, 2019. On November 1, 2019, the Company reduced the exercise price of 1,000,000 warrant to $0.15 per share. During the three months ended November 30, 2019, we received $52,500 in exchange for the issuance of 350,000 shares of common stock which were issued in the exercise of warrants. During the three months ended February 29, 2020 we received $105,000 in exchange for the issuance of 700,000 shares of common stock which were issued in the exercise of warrants. In March of 2020, we received $150,000 in exchange for the issuance of 1,000,000 shares of common stock which were issued in the exercise of warrants.

Market Information

Our common stock is quoted under the symbol “LQWC” on the OTCPink operated by OTC Markets Group, Inc.

Our securities are thinly traded and there is no assurance that a regular trading market will develop, or if developed, that it will be sustained. Therefore, a shareholder may be unable to resell his or her securities in our company.

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Penny Stock

The Securities Exchange Commission has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Penny stocks are generally equity securities with a price of less than $5.00, other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system.  The penny stock rules require a broker-dealer, prior to a transaction in a penny stock, to deliver a standardized risk disclosure document prepared by the Commission, that: (a) contains a description of the nature and level of risk in the market for penny stocks in both public offerings and secondary trading;(b) contains a description of the broker's or dealer's duties to the customer and of the rights and remedies available to the customer with respect to a violation to such duties or other requirements of Securities' laws; (c) contains a brief, clear, narrative description of a dealer market, including bid and ask prices for penny stocks and the significance of the spread between the bid and ask  price;(d) contains a toll-free telephone number for inquiries on disciplinary actions;(e) defines significant terms in the disclosure document or in the conduct of trading in penny stocks; and;(f) contains such other information and is in such form, including language, type, size and format, as the Commission shall require by rule or regulation.

The broker-dealer also must provide, prior to effecting any transaction in a penny stock, the customer with; (a) bid and offer quotations for the penny stock;(b) the compensation of the broker-dealer and its salesperson in the transaction;(c) the number of shares to which such bid and ask prices apply, or other comparable information relating to the depth and liquidity of the market for such stock; and (d) a monthly account statements showing the market value of each penny stock held in the customer's account.

In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from those rules; the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written acknowledgment of the receipt of a risk disclosure statement, a written agreement to transactions involving penny stocks, and a signed and dated copy of a written suitability statement.

These disclosure requirements may have the effect of reducing the trading activity in the secondary market for our stock if it becomes subject to these penny stock rules. Therefore, because our common stock is subject to the penny stock rules, stockholders may have difficulty selling those securities.

Recent Sales of Unregistered Securities

Effective June 3, 2019 a warrant for 1,000,000 shares of common stock was exercised for a payment of $200,000 was received.

On June 3, 2019, we issued 1,000,000 shares of common stock in the exercise of warrants.

On June 6, 2019, we issued 2,000,000 shares of common stock in connection with the conversion of debt to equity.

On June 18, 2019, we issued 75,000,000 shares in connection with the acquisition of BioPipe Global and the assets of BioPipe Global AG and its wholly owned subsidiary.

On July 17, 2019, we issued 2,000,000 shares of common stock in in connection with the conversion of debt to equity.

On July 24, 2019 a warrant for 1,000,000 shares of common stock was exercised and a payment of $200,000 was received.

During the three months ended November 30, 2019, we received $52,500 in exchange for the issuance of 350,000 shares of common stock which were issued in the exercise of warrants.

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During the three months ended February 29, 2020, we received $105,000 in exchange for the issuance of 700,000 shares of common stock which were issued in the exercise of warrants.

In March 2020, we received $150,000 in exchange for the issuance of 1,000,000 shares of common stock which were issued in the exercise of warrants.

During the three months ended May 31, 2020, we issued 818,500 shares of common stock that were converted from the principal and interest of a convertible promissory note.

These securities were issued pursuant to Section 4(2) of the Securities Act and/or Rule 506 promulgated thereunder. The investor represented his intention to acquire the securities for investment only and not with a view towards distribution. The investor was given adequate information about us to make an informed investment decision. We did not engage in any general solicitation or advertising. We directed our transfer agent to issue the stock certificates with the appropriate restrictive legend affixed to the restricted stock.

Securities Authorized for Issuance under Equity Compensation Plans

We do not have any equity compensation plans. We plan to adopt an equity incentive plan in the third quarter of 2020.

INTERESTS OF NAMED EXPERTS AND COUNSEL

No expert or counsel named in this prospectus as having prepared or certified any part of this prospectus or having given an opinion upon the validity of the securities being registered or upon other legal matters in connection with the registration or offering of the common stock was employed on a contingency basis, or had, or is to receive, in connection with the offering, a substantial interest, direct or indirect, in the registrant or any of its parents or subsidiaries. Nor was any such person connected with the registrant or any of its parents or subsidiaries as a promoter, managing or principal underwriter, voting trustee, director, officer, or employee.

The Doney Law Firm, our independent legal counsel, has provided an opinion on the validity of our common stock.

DESCRIPTION OF FACILITIES

The Company is headquartered at 100 Challenger Road, 8th Floor, Ridgefield Park, NJ 07660. The lease on this property is $1,000 per month.

LEGAL PROCEEDINGS

From time to time, we may become party to litigation or other legal proceedings that we consider to be a part of the ordinary course of our business. We are not currently involved in legal proceedings that could reasonably be expected to have a material adverse effect on our business, prospects, financial condition or results of operations. We may become involved in material legal proceedings in the future.

DIRECTORS AND EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The following information sets forth the names, ages, and positions of our current directors and executive officers.

Name	Age	Positions and Offices Held
Max Khan	53	President, Chief Executive Officer, Secretary, Treasurer and Director
Mehmet Enes Kutluca	31	COO and Director

Set forth below is a brief description of the background and business experience of each of our current executive officers and directors.

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Max Khan

Max has over 25 years of corporate finance and advisory experience. Over the past five years Max has been providing strategic consulting services to companies across various industries. Khan served as Director, President and CEO of PwrCor Inc. (PWCO) from 2004 until June 2014. He currently oversees investments in Compaction& Recycling Equipment, Inc., Eastern Adirondack LLC and Circadence Corporation. However, nearly 100% of Max’s time is devoted to the Company. He brings a deep insight into cleantech related to wastewater and solid waste management. Khan owned FINRA registered broker deal Thor Capital LLC from April 2011 through May 2013. Max Khan received his BA in Accounting and Economics from the City University of New York, and his MBA from Pace University, also in New York.

Aside from that provided above, Mr. Khan does not hold and has not held over the past five years any other directorships in any company with a class of securities registered pursuant to Section 12 of the Exchange Act or subject to the requirements of Section 15(d) of the Exchange Act or any company registered as an investment company under the Investment Company Act of 1940.

Mr. Khan is qualified to serve on our Board of Directors because he has been an officer and director of a both public and private companies and his financial and corporate skills are important for executing the Company’s business plan.

Enes Kutluca

Enes is the inventor and founder of Biopipe and devotes 100% of his time to Biopipe since its establishment. at his second year at. All plant design, assembly, installation and commissioning is overseen by Enes. He continues to focus on research and development to improving the technology for treating a variety of wastewater. In 2012 he was named the best entrepreneur in Turkey by USA, and the most outstanding young businessman in Turkey. Kutluca was invited to US by Visitor Leadership Program (IVLP) by U.S. Department of State's in 2013.   . Prior to the merger, Enes was critical in forming a partnership with Metito (Overseas) Limited which is majority owned by Mitsubishi and IFC. Enes has an engineering degree from Bahcesehir University, Istanbul

Aside from that provided above, Mr. Kutluca does not hold and has not held over the past five years any other directorships in any company with a class of securities registered pursuant to Section 12 of the Exchange Act or subject to the requirements of Section 15(d) of the Exchange Act or any company registered as an investment company under the Investment Company Act of 1940.

Mr. Kutluca is qualified to serve on our Board of Directors because he the inventor of the Biopipe system and is critical for our success, improvement of our technology and development of our intellectual property. Enes is also the largest shareholder of the Company.

Term of Office

Our Directors are appointed for a one-year term to hold office until the next annual general meeting of our shareholders or until removed from office in accordance with our bylaws. Our officers are appointed by our board of directors and hold office until removed by the board, subject to their respective employment agreements.

Third Party Providers

Securities Legal Counsel:

The Doney Law Firm

4955 S. Durango Dr. Ste. 165 | Las Vegas, NV 89113

Office: (702) 982-5686

Scott@DoneyLawFirm.com

www.doneylawfirm.com

Accounting Firm:

Benjamin Young, CPA

Transfer Agent:

Signature Stock Transfer, Inc.

14673 Midway Rd. Ste. 220

Addison, TX 75001

Telephone ~ 972 612-4120

www.signaturestocktransfer.com

36

Employees

The Company has four full time employees.

Significant Employees

We have no significant employees other than our officers and directors and country head in India. Mr. Tanmay Pawale, age 33, has been employed by us as Senior Vice President, Country Head for India since July 1, 2019 and currently devotes 60% of his time to Biopipe.

Tanmay brings over 9 years of experience to the techno-commercial domain with experience in Project Management, Business Development and Consulting in the Solar and Wind Energy sector. He also has extensive experience in research, advisory, and consultancy in sectors such as renewable energy, energy management, rural development, climate change, and sustainability. Tanmay is a capable team player with effective team leading and management skills coupled with strong communications and interpersonal skills. He has worked in countries like the United Kingdom, Thailand, Sri Lanka, Philippines, and Turkey.

Tanmay was Business Development Operations Manager for UES Energy Services Pvt. Ltd. India from November 2012 to May 2017. In this position, Tanmay was responsible for business development of Solar PV project on CAPEX (capital expenditures), OPEX (operational expenditure) models and consultancy for Solar energy projects.

From October 2015 to the present, Tanmay works as Project Manager for Arcor, Inc. on solar energy projects. He is responsible for business set up and operations and business development.

Tanmay has completed his M Tech in Rural Development. He has also completed MS in Engineering Management from NTU, UK with Entrepreneurship and Project Management as a major subject of study. He has completed his Mechanical Engineering from Kolhapur Institute of Technology. Passionate about Green Project Management, Sustainability, Circular Economy, Social entrepreneurship, The Millennium Development Goals (MDGs) and The 17 sustainable development goals (SDGs).

Nina Aquino is the CMO of Biopipe Global Corp. She is a trained Architect from California with over 8 years of experience leading teams of engineers, designers and consultants in the Hospitality Sector for companies such as renowned London-based hospitality giant Soho House & Chipotle Mexican Grill.

She served as Project Architect at Soho House, overseeing project teams to plan, design, budget and execute: members only clubs, spas and hotels. At Chipotle, working under both the Chief Development Officer & Chief Marketing Officer, she was instrumental in the fast launch of a new, modularized design. Within the U.S. Northeast market & Europe, she partnered with internal Marketing teams to deploy the company's strong brand messaging. She graduated Cum Laude with a Bachelor of Architecture from Syracuse University in New York.

Freddie Canta is our SVP and country head for the Philippines. Freddie is a finance and operations leader with over 20 years of experience in managing global operations. He has numerous accomplishments in leading financial operations, driving complex international projects, conversions and programs, implementing/upgrading accounting systems, creating timely and effective financial reports, managing internal audits and conducting effective financial analysis.

He currently serves as a Director of Speedycourse.com, an online platform for training courses and learning events. He occupied COO, CFO and Director roles in Euromoney Institutional Investor PLC subsidiaries e.g. Institutional Investor and ISI Emerging Markets Group, and Euromoney (Asia) over the last 20 years up until September 2018.

37

Family Relationships

There are no family relationships between or among the directors, executive officers, our significant employee, or persons nominated or chosen by us to become directors or executive officers.

Involvement in Certain Legal Proceedings

During the past 10 years, none of our current directors, nominees for directors or current executive officers has been involved in any legal proceeding identified in Item 401(f) of Regulation S-K, including:

1. Any petition under the Federal bankruptcy laws or any state insolvency law filed by or against, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of such person, or any partnership in which he or she was a general partner at or within two years before the time of such filing, or any corporation or business association of which he or she was an executive officer at or within two years before the time of such filing;

2. Any conviction in a criminal proceeding or being named a subject of a pending criminal proceeding (excluding traffic violations and other minor offenses);

3. Being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him or her from, or otherwise limiting, the following activities:

i. Acting as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, any other person regulated by the Commodity Futures Trading Commission, or an associated person of any of the foregoing, or as an investment adviser, underwriter, broker or dealer in securities, or as an affiliated person, director or employee of any investment company, bank, savings and loan association or insurance company, or engaging in or continuing any conduct or practice in connection with such activity;

ii. Engaging in any type of business practice; or

iii. Engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of Federal or State securities laws or Federal commodities laws;

4. Being subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any Federal or State authority barring, suspending or otherwise limiting for more than 60 days the right of such person to engage in any type of business regulated by the Commodity Futures Trading Commission, securities, investment, insurance or banking activities, or to be associated with persons engaged in any such activity;

5. Being found by a court of competent jurisdiction in a civil action or by the SEC to have violated any Federal or State securities law, and the judgment in such civil action or finding by the Commission has not been subsequently reversed, suspended, or vacated;

6. Being found by a court of competent jurisdiction in a civil action or by the Commodity Futures Trading Commission to have violated any Federal commodities law, and the judgment in such civil action or finding by the Commodity Futures Trading Commission has not been subsequently reversed, suspended or vacated;

7. Being subject to, or a party to, any Federal or State judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated, relating to an alleged violation of:

i. Any Federal or State securities or commodities law or regulation; or

ii. Any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order; or

iii. Any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

38

8. Being subject to, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act (15 U.S.C. 78c(a)(26))), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act (7 U.S.C. 1(a)(29))), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

Director Independence

The Board of Directors reviews the independence of our directors on the basis of standards adopted by the NASDAQ Stock Market (“NASDAQ”). As a part of this review, the Board of Directors considers transactions and relationships between our company, on the one hand, and each director, members of the director’s immediate family, and other entities with which the director is affiliated, on the other hand. The purpose of such a review is to determine which, if any, of such transactions or relationships were inconsistent with a determination that the director is independent under NASDAQ rules. As a result of this review, the Board of Directors has determined that none of our directors is an “independent director” within the meaning of applicable NASDAQ listing standards.

Committees of the Board

Our full board serves the functions that would normally be served by a separately-designated Audit Committee, Nominating Committee, and Compensation Committee. Further, we do not have an audit committee financial expert on the Board.

Code of Ethics

We do not have a code of ethics but we plan to adopt one this fiscal year.

Conflicts of Interest

No member of management will be required by us to work on a full-time basis. Accordingly, certain conflicts of interest may arise between us and our officers and directors in that they may have other business interests currently and in the future to which they devotes their attention, and they may be expected to continue to do so although management time must also be devoted to our business. Our officers and directors have other business interests in companies other than ours. As a result, conflicts of interest may arise that can be resolved only through exercise of such judgment as is consistent with each officer's understanding of his fiduciary duties to the Company.

Currently we have only two officers and directors. We will seek to add additional officers and/or directors as and when the proper personnel are located and terms of employment are mutually negotiated and agreed, and we have sufficient capital resources and cash flow to make such offers.

In an effort to resolve such potential conflicts of interest, our officers and directors have agreed that any opportunities that they are aware of independently or directly through their association with us (as opposed to disclosure to them of such business opportunities by management or consultants associated with other entities) would be presented by them solely to us.

We cannot provide assurances that our efforts to eliminate the potential impact of conflicts of interest will be effective.

EXECUTIVE COMPENSATION

The table below summarizes all compensation awarded to, earned by, or paid to our former or current executive officers for the fiscal years ended May 31, 2020 and 2019.

Name and principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	All Other Compensation ($)	Total ($)
Max Khan President, CEO, Secretary, Treasurer and Director	2019 2020	25,000*	- -	- -	- -	- -	25,000* -
Enes Kutluca COO and Director	2019 2020	48,000	- -	- -	- -	- -	48,000 -

*To-date Max Khan has not received any compensation from the Company. The amount shown is accrued wages.

39

Employment Agreements for New Management

On December 31, 2019, we entered into an employment agreement with Max Khan to serve as President and CEO for a five-year term. We agreed to compensate Mr. Khan with an annual salary of $80,000 and he shall be entitled to an annual bonus of $20,000. He is also entitled to an option to purchase 10% of the fully diluted shares of the company at market value. In addition, he shall be entitled to an option to purchase another 5% of the fully diluted shares each quarter at market value and other benefits as stated in his employment agreement.

On December 31, 2019, we entered into an employment agreement with Enes Kutluca to serve as COO for a five-year term. We agreed to compensate Mr. Kutluca with an annual salary of $60,000 and he shall be entitled to an annual bonus of $20,000. He is also entitled to an option to purchase 10% of the fully diluted shares of the company at market value. In addition, he shall be entitled to an option to purchase another 5% of the fully diluted shares each quarter at market value and other benefits as stated in his employment agreement.

On February 18, 2020, we amended the above-mentioned employment agreements with Enes Kutluca and Max Khan. The amendment employment agreements removed the grant of options to purchase 5% of the fully diluted shares each quarter at market value for each employee.

Option Grants

See above option grants to our executive officers.

Compensation of Directors

None.

Pension, Retirement or Similar Benefit Plans

There are no arrangements or plans in which we provide pension, retirement or similar benefits to our directors or executive officers. We have no material bonus or profit-sharing plans pursuant to which cash or non-cash compensation is or may be paid to our directors or executive officers, except that stock options may be granted at the discretion of the board of directors or a committee thereof.

Compensation Committee

We do not currently have a compensation committee of the board of directors or a committee performing similar functions. The board of directors as a whole participates in the consideration of executive officer and director compensation.

Board Committees and Director Independence

Our securities are not quoted on an exchange that has requirements that a majority of our Board members be independent and we are not currently otherwise subject to any law, rule or regulation requiring that all or any portion of our Board of Directors include "independent" directors, nor are we required to establish or maintain an Audit Committee or other committee of our Board of Directors.

The Board does not have standing audit, compensation or nominating committees. The Board does not believe these committees are necessary based on the size of our company and the current levels of compensation to corporate officers. We will consider establishing audit, compensation and nominating committees at the appropriate time

Indebtedness of Directors, Senior Officers, Executive Officers and Other Management

None of our directors or executive officers or any associate or affiliate of our company during the last two fiscal years is or has been indebted to our company by way of guarantee, support agreement, letter of credit or other similar agreement or understanding currently outstanding.

40

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of August 17, 2020, certain information as to shares of our voting stock owned by (i) each person known by us to beneficially own more than 5% of our outstanding voting stock, (ii) each of our directors, and (iii) all of our executive officers and directors as a group.

Unless otherwise indicated below, to our knowledge, all persons listed below have sole voting and investment power with respect to their shares of voting stock, except to the extent authority is shared by spouses under applicable law. Unless otherwise indicated below, each entity or person listed below maintains an address of 100 Challenger Road, 8th Floor, Ridgefield Park, NJ 07660.

The number of shares beneficially owned by each stockholder is determined under rules promulgated by the SEC. The information is not necessarily indicative of beneficial ownership for any other purpose. Under these rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting or investment power and any shares as to which the individual or entity has the right to acquire beneficial ownership within 60 days through the exercise of any stock option, warrant or other right. The inclusion in the following table of those shares, however, does not constitute an admission that the named stockholder is a direct or indirect beneficial owner.

	Common Stock
Name and Address of Beneficial Owner	Number of Shares Owned (1)	Percent of Class (2)
Max Khan	—	—
Enes Kutluca	25,152,009	27.30%
All Directors and Executive Officers as a Group (2 persons)	25,152,009	27.30%
5% Holders
Erin Alper (3) Seefeldstrasse 129 Zurich, 8008 Switzerland	7,964,849	8.64%
Sukufe Gulperi Gunal Alper (3) Seefeldstrasse 129 Zurich, 8008 Switzerland	5,052,186	5.48%
Nilgun Sebnem Berker Ulus Mahallesi Kor Kadi Sokak Tekfen Evleri G Blok Besiktas Istanbul, 34340 Turkey	10,280,468	11.11%
Ahmet Halit Hatip Kadipasa Sokaka 9/10 19 Mayis Mahallesi Kazasker Kadikoy Istanbul Turkey	5,034,942	5.46%
Enver Misirli Yesilvadi Sokak Yesilvadi Konaklari Fatih Sultan Mehmet Mahallesi E20 Blok Daire 1 Umraniye Istanbul Turkey	13,713,297	14.88%

(1)	Unless otherwise indicated, each person or entity named in the table has sole voting power and investment power (or shares that power with that person’s spouse) with respect to all shares of voting stock listed as owned by that person or entity.

(2)	Pursuant to Rules 13d-3 and 13d-5 of the Exchange Act, beneficial ownership includes any shares as to which a shareholder has sole or shared voting power or investment power, and also any shares which the shareholder has the right to acquire within 60 days, including upon exercise of common shares purchase options or warrants. The percent of class is based on 92,113,150 voting shares as of August 17, 2020.

(3)	Sukufe Gulperi Gunal Alper is spouse of Erin Alper and each is considered to beneficially own the shares described herein jointly.

41

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Other than described below or the transactions described under the heading “Executive Compensation” (or with respect to which such information is omitted in accordance with SEC regulations), there have not been, and there is not currently proposed, any transaction or series of similar transactions to which we were or will be a participant in which the amount involved exceeded or will exceed the lesser of $120,000 or one percent of the average of our total assets at year-end for the last two completed fiscal years, and in which any director, executive officer, holder of 5% or more of any class of our capital stock or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest.

On April 17, 2019, we entered into an Agreement and Plan of Merger (the “Merger Agreement”) with BioPipe Acquisition, Inc., a New Jersey corporation (“Merger Sub”) and BioPipe Global Corp., a privately held New Jersey corporation (“BioPipe Global”). In connection with the closing of this merger transaction, Merger Sub merged with and into BioPipe Global (the “Merger”) on April 30, 2019, with the filing of Articles of Merger with the New Jersey Secretary of State.

In addition, pursuant to the terms and conditions of the Merger Agreement:

▪	All of the outstanding shares of BioPipe Global was exchanged for the right to receive an aggregate of 75,000,000 share of the Company’s common stock, par value $0.001 per share (the “Common Stock”), which was issued to certain shareholders in connection with an Intellectual Property Purchase Agreement set forth below;

▪	BioPipe Global provided customary representations and warranties and closing conditions, including approval of the Merger by a majority of its voting shareholders; and

▪	Bradford Brock, our prior officer and director, was required to cancel 55,000,000 shares of his Common Stock in the Company but permitted to retain 1,000,000 shares in the Company.

On May 7, 2019, BioPipe Global acquired all the assets of BioPipe Global AG, a Swiss company, and BioPipe Cevre Teknolojileri A.S. a Turkish company. We acquired all patents, trade receivables, income, royalties, damages, rights to sue, rights to enforce and any and all payments unpaid and due now or hereafter due or payable with respect to the BioPipe System.

The Company issued Seventy One Million Eight Hundred Forty Six Thousand Six hundred and Sixty Seven shares (71,846,667) duly authorized, validly issued, fully paid and nonassessable shares of common stock to the Shareholders of Biopipe Cevre Teknolojileri A.S and a Three million One Hundred and Fifty-three Thousand and Three Hundred and Thirty Three (3,153,333) duly authorized, validly issued, fully paid and nonassessable shares of common stock to Biopipe Global AG.

ADDITIONAL INFORMATION

This Offering Circular does not purport to restate all of the relevant provisions of the documents referred to or pertinent to the matters discussed herein, all of which must be read for a complete description of the terms relating to an investment in us. Such documents are available for inspection during regular business hours at our office by appointment, and upon written request, copies of documents not annexed to this Offering Circular will be provided to prospective investors. Each prospective investor is invited to ask questions of, and receive answers from, our representatives. Each prospective investor is invited to obtain such information concerning us and this offering, to the extent we possess the same or can acquire it without unreasonable effort or expense, as such prospective investor deems necessary to verify the accuracy of the information referred to into their Offering Circular. Arrangements to ask such questions or obtain such information should be made by contacting Max Khan - CEO at our executive offices. The telephone number is 646-201-5242. We reserve the right, however, in our sole discretion, to condition access to information that management deems proprietary in nature, on the execution by each prospective investor of appropriate confidentiality agreements prior to having access to such information.

The offering of the common stock is made solely by this Offering Circular and the exhibits hereto. The prospective investors have a right to inquire about and request and receive any additional information they may deem appropriate or necessary to further evaluate this offering and to make an investment decision. Our representatives may prepare written responses to such inquiries or requests if the information requested is available. The use of any documents other than those prepared and expressly authorized by us in connection with this offering is not permitted, and should not be relied upon by any prospective investor.

ONLY INFORMATION OR REPRESENTATIONS CONTAINED HEREIN MAY BE RELIED UPON AS HAVING BEEN AUTHORIZED BY US. NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS OFFERING CIRCULAR IN CONNECTION WITH THE OFFER BEING MADE HEREBY, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY US. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR. THE INFORMATION PRESENTED IS AS OF THE DATE ON THE COVER HEREOF UNLESS ANOTHER DATE IS SPECIFIED, AND NEITHER THE DELIVERY OF THIS OFFERING CIRCULAR NOR ANY SALE HEREUNDER SHALL CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE INFORMATION PRESENTED SUBSEQUENT TO SUCH DATES(S).

42

FINANCIAL STATEMENTS AND EXHIBITS.

LifeQuest World Corp.

INDEX TO YEAR END FINANCIAL STATEMENTS

Page

Balance Sheets	F-1

Statement of Operations	F-2

Statement of Changes in Stockholders’ Deficit	F-3

Statement of Cash Flows	F-4

Notes to Financial Statements	F-5 - F-11

43

LIFEQUEST WORLD CORP.

Balance Sheets

(unaudited)

	May 31, 2020	May 30, 2019
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$682,393	$—
Accounts receivable	277,909	—
Inventory	498	—
Other current assets	5,223	—

Total Current Assets	966,023	—

FIXED ASSETS
Machinery and equipment, net	27,103	—

Total Fixed Assets	27,103	—

INTANGIBLE ASSETS
Intellectual property	67,500	75,000
Goodwill	1,058	—
Trade Names	2,647	—
BioPipe Global JV	—	—

Total Other Assets	71,205	75,000

TOTAL ASSETS	$1,064,331	$75,000

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES
Accounts payable and accrued liabilities	$45,600	$53,811
Accrued compensation	71,471	—
Accrued interest	—	6,120
Credit card payable	1,042	—
Convertible promissory note	—	88,000
Notes payable	31,788	—

Total Current Liabilities	149,901	147,931

STOCKHOLDERS' EQUITY
Common stock (Par $0.001), 550,000,000 authorized, 91,163,150 and 7,294,700 issued and outstanding	91,163	7,295
Paid in capital in excess of par value	1,052,347	55,000
Non-controlling interest	80,160	—
Retained deficit	(309,240)	(135,226)

Total Stockholders' Equity	914,430	(72,931)

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$1,064,331	$75,000

The accompanying notes are an integral part of these financial statements

F-1

LIFEQUEST WORLD CORP.

Statements of Operations

(unaudited)

	For the year ended
	May 31, 2020	May 30, 2019

INCOME	$371,567	$3,302

COST OF SALES	112,498	2,254

GROSS PROFIT	259,069	1,048

OPERATING EXPENSES

Amortization expense	7,912	—
Depreciation expense	3,926	—
Deferred compensation expense	70,000	—
Professional fees	140,250	—
Rent expense	14,046	—
Travel expense	4,257	—
Utilities	5,566	—
General and administrative	27,685	(162,562)

OPERATING EXPENSES	273,642	(162,562)

OTHER INCOME (EXPENSE)

Loss on settlement of debt	—	(8,319,099)
Interest income	354	—
Interest expense	(4,635)	(92,822)

TOTAL OTHER EXPENSE	(4,281)	(8,411,921)

NET INCOME (LOSS)	(18,854)	(8,248,311)

LESS NET (INCOME) LOSS ALLOCATED
TO NONCONTROLLING INTEREST	(80,160)	—

NET INCOME (LOSS)	$(99,014)	$(8,248,311)

The accompanying notes are an integral part of these financial statements

F-2

LIFEQUEST WORLD CORP.

Statements of Stockholders’ Equity (Deficit)

(unaudited)

	Common Stock
	Shares	Amount	Paid in Capital in Excess of Par Value	Noncontrolling Interest	Retained Deficit	Total Stockholders' Equity
Balance, May 31, 2019	7,294,700	$7,295	$55,000	$—	$(210,226)	$(147,931)

Increase in paid in capital for settlement of debt court order	4,000,000	4,000	90,120	—	—	94,120

Shares issued for intellectual property	75,000,000	75,000	—	—	—	75,000

Shares issued for cash	3,050,000	3,050	554,450	—	—	557,500

Warrant exercised	1,000,000	1,000	148,960	—	—	149,960

Shares issued in debt conversion	818,450	818	203,817	—	—	204,635

Net loss for the year ended May 31, 2020	—	—	—	80,160	(99,014)	(18,854)
Balance, May, 31 2020	91,163,150	$91,163	$1,052,347	$80,160	$(309,240)	$914,430

	Common Stock
	Shares	Amount	Paid in Capital in Excess of Par Value	Retained Deficit	Total Stockholders' Equity
Balance, May 31, 2018	60,294,700	$60,295	$—	$(206,014)	$(145,719)

Shares returned to treasury	(55,000,000)	(55,000)	55,000	—	—

Shares issued for settlement of court order	2,000,000	2,000	—	8,319,099	8,321,099

Net loss for the year ended May 30, 2019	—	—	—	(8,248,311)	(8,248,311)
Balance, May 30, 2019	7,294,700	$7,295	$55,000	$(135,226)	$(72,931)

The accompanying notes are an integral part of these financial statements

F-3

LIFEQUEST WORLD CORP.

Statements of Cash Flows

(unaudited)

	For the year ended
	May 31, 2020	May 30, 2019
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(99,014)	$(8,248,311)
Adjustments to reconcile net loss to net cash
used in operating activities:
Net Loss allocated to noncontrolling interest	80,160	—
Depreciation expense	2,750	—
Amortization expense	7,500	—
Change in accounts receivable	(277,909)	—
Change in inventory	(498)	—
Change in other current assets	(5,223)	—
Change in accounts payable and accrued expenses	(8,211)	(52,944)
Change in accrued compensation	71,471	—
Change in accrued interest	—	6,120
Change in credit cards payable	1,042	—
Loss on settlement of debt	—	8,319,099
Net Cash Provided by (Used in) Operating Activities	(227,932)	23,964

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of fixed assets	(29,853)	—
Purchases of goodwill	(1,058)	—
Purchases of trade names	(2,647)	—
Net Cash Used in Investing Activities	(33,558)	—

CASH FLOWS FROM FINANCING ACTIVITIES:
Contributed capital	707,460	—
Proceeds from convertible debt	—	(48,500)
Convertible notes payable executed for common stock	204,635	—
Proceeds from notes payable	31,788	—
Proceeds from notes payable - related party	—	—
Advances from related party	—	(700)
Net Cash Provided by (Used in) Financing Activities	943,883	(49,200)

NET INCREASE (DECREASE) IN CASH	682,393	(25,236)

CASH AT BEGINNING OF PERIOD	—	25,236

CASH AT END OF PERIOD	$682,393	$—

The accompanying notes are an integral part of these financial statements

F-4

LIFEQUEST WORLD CORP.

Notes to the Consolidated Financial Statements

May 31, 2020 and 2019

NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS

LifeQuest World Corporation was incorporated under the laws of the State of Minnesota on November 1, 1997. The Company develops and distributes dietary supplements. The shares of the Company trade on the Over the Counter Bulletin Board under the symbol, “LQWC.”

On October 20, 2017, the Company entered into a Share Exchange Agreement with Amagon ApS. The Company acquired 100% interest in Amagon ApS in exchange for 50,000,000 shares of the Company’s Series B Preferred Stock. Since the shareholders of Amagon ApS control the Company upon consummation of the Share Exchange through the voting rights in the preferred stock, the transaction has been recorded as a reverse merger and resulted in a recapitalization with Amagon ApS being the acquirer for accounting purposes. Accordingly, the historical financial statements are those of Amagon ApS and have been prepared to give retroactive effect to the reverse acquisition.

On May 7, 2019 BioPipe Global AG and its wholly-owned Turkish subsidiary, BioPipe Cevre Teknolojileri A.S. were acquired in an asset purchase acquisition, immediately upon acquisition the Turkish subsidiary was dissolved.

Collectively LifeQuest World Corporation and its wholly owned subsidiary are collectively referred herein as “the Company.”

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of the Company is presented to assist in understanding the Company's financial statements which conform to U.S. generally accepted accounting principles. The consolidated financial statements and notes are representations of the Company's management, which is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the consolidated financial statements. The following policies are considered to be significant:

Principles of Consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and include the accounts of LifeQuest World Corporation, and its wholly-owned subsidiary, BioPipe Global AG. All significant intercompany transactions and balances have been eliminated.

Basis of Accounting

The consolidated financial statements of the Company are prepared using the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America. The Company has elected a May 31 year-end.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents, unless held for reinvestment as part of the investment portfolio, pledged to secure loan agreements or otherwise encumbered. The carrying amount approximates the fair value because of the short maturities of those instruments.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Repairs and maintenance are expensed as incurred, whereas major improvements are capitalized. If donated, property and equipment are recorded at the approximate fair value on the date of donation. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets.

F-5

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Impairment of Long-Lived Assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. The Company evaluates the recoverability of long-lived assets by measuring the carrying amounts of the assets against the estimated undiscounted cash flows associated with these assets. At the time such evaluation indicates that the future undiscounted cash flows of certain long-lived assets are not sufficient to recover the assets’ carrying value, the assets are adjusted to their fair value (based upon discounted cash flows). No impairment losses were recognized for the year ended May 31, 2020 and 2019, respectively.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses, including functional allocations during the reporting period. Actual results could differ from those estimates. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances in making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. While actual results could differ from those estimates, management believes that the estimates are reasonable.

Key estimates made in the accompanying financial statements include, among others, the economic useful lives and recovery of long-lived assets and contingencies.

Concentrations of Risk

The Company maintains its cash in bank deposit accounts which, at times, may exceed the federally insured limits. Accounts are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to certain limits. The Company has not experienced any losses in such accounts or lack of access to its cash, and believes it is not exposed to significant risk of loss with respect to cash. However, no assurance can be provided that access to the Company’s cash will not be impacted by adverse economic conditions in the financial markets.

At May 31, 2020, the Company had in its bank accounts $425,299 in excess of the $250,000 per depository institution that is federally insured.

Contingencies

Certain conditions may exist as of the date that these financial statements are issued which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company’s management and its legal counsel assess such contingent liabilities and such assessments inherently involves exercise of judgement. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company’s legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability is accrued in the Company's financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, is disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the nature of the guarantee is disclosed.

F-6

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair Value of Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, accounts payable and accrued expenses and shareholder loans. The carrying amount of these financial instruments approximates fair value due either to length of maturity or interest rates that approximate prevailing market rates unless otherwise disclosed in these financial statements.

Financial assets and liabilities recorded at fair value on the balance sheets are categorized based upon a fair value hierarchy established by GAAP, which prioritizes the inputs used to measure fair value into the following levels:

Level 1— Quoted market prices in active markets for identical assets or liabilities at the measurement date.

Fair Value of Financial Instruments (Continued)

Level 2— Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable and can be corroborated by observable market data.

Level 3— Inputs reflecting management’s best estimates and assumptions of what market participants would use in pricing assets or liabilities at the measurement date. The inputs are unobservable in the market and significant to the valuation of the instruments.

Financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Revenue Recognition

The Company recognizes revenue when products are fully delivered, or services have been provided and collection is reasonably assured.

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU No. 2016-02, Leases, which requires an entity to recognize the rights and obligations resulting from leases as lease assets and lease liabilities on the balance sheet, including leases previously recorded and classified as operating leases. Pursuant to this new guidance, a lessee should recognize in the balance sheet a liability to make lease payments (lease liability) and a right-of-use assets (lease asset) representing its right to use the underlying asset for the lease term, initially measured at the present value of the lease payments. This new standard is effective for the Company for the year ended December 31, 2020, with early application permitted, using a modified retrospective approach. The Company is currently evaluating the impact of the pending adoption of ASU 2016-02 on its financial statements.

Other recent accounting pronouncements issued by the FASB (including its Emerging Issues Task Force) did not or are not believed to have a material impact on the Company’s present or future financial statements.

Accounts receivable

Accounts receivable are stated at the amount billed to the Company’s customer. The Company provides an allowance for doubtful accounts, which is based upon a review of outstanding receivables, historical collection information and existing economic conditions.

Accounts receivable are ordinarily due 30 days after the issuance of the invoice. Accounts past due more than 120 days are considered delinquent. Delinquent receivables are written off based on individual credit evaluation and specific circumstances of the customer.

F-7

NOTE 3 - LIQUIDITY AND GOING CONCERN

The Company has incurred losses since inception and has not generated profit from sales of products or services. During the year ended May 31, 2020 , the Company had an operating loss of $14,573 and has adequate capital to fund working capital requirements for the foreseeable future.

The ability of the Company to continue as a going concern is dependent on the Company generating cash from the sale of its common stock and/or obtaining debt financing and attaining future profitable operations. Management’s plans include selling its equity securities and obtaining debt financing to fund its capital requirement and ongoing operations; however, there can be no assurance the Company will be successful in these efforts.

NOTE 4 - CONVERTIBLE NOTES AND SETTLEMENT AGREEMENT

Convertible Notes

Convertible notes payable consists of $-0- and $45,000 the following as of August 30, 2019 and 2018, respectively.

On June 18, 2018, the Company issued a convertible promissory note in the amount of $15,000. The note is due on demand and bears interest at 12% per annum. The loan and any accrued interest can then be converted into shares of the Company’s common stock at a rate of $0.0005 per share of common stock. As a result of the discounted conversion price a beneficial conversion feature of 15,000 was recorded as a discount to the notes with the offset to Additional Paid in Capital. As of August 30, 2019, $15,000 of the debt discount was amortized.

On July 16, 2018, the Company issued a convertible promissory note in the amount of $30,000. The note is due on demand and bears interest at 12% per annum. The loan and any accrued interest can then be converted into shares of the Company’s common stock at a rate of $0.0005 per share of common stock. Because of the discounted conversion price, a beneficial conversion feature of $30,000 was recorded as a discount to the notes with the offset to Additional Paid in Capital. As of August 30, 2019, $30,000 of the debt discount was amortized.

On October 2, 2018, the Company issued a convertible promissory note in the amount of $15,000. The note is due on demand and bears interest at 12% per annum. The loan and any accrued interest can then be converted into shares of the Company’s common stock at a rate of $0.0005 per share of common stock. Because of the discounted conversion price, a beneficial conversion feature of $15,000 was recorded as a discount to the notes with the offset to Additional Paid in Capital. As of August 30, 2019, $15,000 of the debt discount was amortized.

All three of the above notes together with the payables assumed were settled on June 29, 2018 as part of the stock issuance mentioned in the settlement agreement below.

On November 7, 2018, the Company issued a convertible promissory note in the amount of $25,000. The note is due on demand and bears interest at 12% per annum.

The loan and any accrued interest can then be converted into shares of the Company’s common stock at a rate of $0.01 per share of common stock. Because of the discounted conversion price, a beneficial conversion feature of $25,000 was recorded as a discount to the notes with the offset to Additional Paid in Capital. As of August 30, 2019, $25,000 of the debt discount was amortized.

F-8

NOTE 4 - CONVERTIBLE NOTES AND SETTLEMENT AGREEMENT (Continued)

Convertible Notes (Continued)

On December 4, 2018, the Company issued a convertible promissory note in the amount of $23,000. The note is due on demand and bears interest at 12% per annum. The loan and any accrued interest can then be converted into shares of the Company’s common stock at a rate of $0.01 per share of common stock. Because of the discounted conversion price, a beneficial conversion feature of $22,000 was recorded as a discount to the notes with the offset to Additional Paid in Capital. As of August 30, 2019, $23,000 of the debt discount was amortized.

On February 20, 2019, the Company issued a convertible promissory note in the amount of $40,000. The note is due on demand and bears interest at 12% per annum. The loan and any accrued interest can then be converted into shares of the Company’s common stock at a rate of $0.01 per share of common stock. Because of the discounted conversion price, a beneficial conversion feature of $40,000 was recorded as a discount to the notes with the offset to Additional Paid in Capital. As of August 30, 2019, $40,000 of the debt discount was amortized.

All three of the above notes were settled on June 18, 2019 as part of the stock issuance mentioned in the settlement agreement below.

On December 18, 2019, the Company issued a convertible promissory note in the amount of $200,000. The note is due on demand and bears interest at 6% per annum which is payable quarterly in stock at $0.25 per share. The loan and any accrued interest can then be converted into shares of the Company’s common stock at a rate of $0.30 per share of common stock. The Company can prepay the note by paying a 25% premium for the note during the first 12 months plus accrued interest. On May 6, 2020 the convertible note was exercised and converted into 800,000 shares of common stock. The accrued interest of $4,635 was also converted into 18,450 shares of common stock.

Settlement Agreements

On June 29, 2018, the Company entered into a certain settlement agreement with a shareholder of a certain note payables and other debt in the amount of $121,503 including accrued interest for 12,058,000 shares of common stock with a fair value on the date of settlement of $8,440,602. The difference between the note and settlement amount of $8,319,099 has been recorded as a loss on settlement of debt. On July 5, 2018, the holder of the debt filed a complaint against the Company seeking payment of the debt under Section 3(a) (10) of the Securities Act of 1933 and on the August 21, 2018, the Court issued an order to approve the settlement agreement. As of February 28, 2019, the Company has issued 2,000,000 of this and reserved 10,058,000 shares of common stock in settlement of the court order to be drawn on as requested by the holder of the debt.

On June 18, 2019, the Company entered into a certain settlement agreement with a shareholder of a certain note payables in the amount of $88,000 including accrued interest for 12,571,000 shares of common stock. As of August 30, 2019, these shares have not yet been issued and are being held in reserve. The value of the notes and the accrued interest is written off against additional paid in capital until the shares are issued. The 12,571,000 shares of common stock are held in reserve in settlement of the court order to be drawn on as requested by the holder of the debt.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

On July 5, 2018, the holder of certain debt in the amount of $121,503 filed a complaint against the Company seeking payment of the debt under Section 3(a) (10) of the Securities Act of 1933. On the August 21, 2018, the Court issued an order to approve the settlement agreement. As of August 31, 2018, the Company has reserved 12,058,000 shares of common stock in settlement of the court order to be drawn on as requested by the holder of the debt.

F-9

NOTE 6 – STOCKHOLDERS’ EQUITY

Company is authorized to issue an aggregate of 500,000,000 shares of common stock with a par value of $0.001. The Company is also authorized to issue 50,000,000 shares of preferred stock with a par value of $0.001. The Company has issued 2,000,000 shares of common stock from reserve as requested by the plaintiff in settlement of the court order issued on August 21, 2018.

As noted in Note 8, on April 30, 2019 the Company entered into a Merger Agreement, pursuant to that agreement Bradford Brock agreed to cancel 55,000,000 shares which were returned to the treasury.

Effective June 3, 2019 a warrant for 1,000,000 shares of common stock was exercised for a payment of $200,000.

During July 2019 a warrant for 1,000,000 shares of common stock was exercised and a payment of $200,000 was received.

During the three months ended August 30, 2019 there were 75,000,000 shares issued in considering of merger with Biopipe Global Corp.

During the three months ended November 30, 2019 received $52,500 in exchange for the issuance of 350,000 shares of common stock which were issued in the exercise of warrants.

During the three months ended February 29, 2020 the Company received $105,000 in exchange for the issuance of 700,000 shares of common stock which were issued in the exercise of warrants.

During the three months ended May 31, 2020 the Company received $149,960 in exchange for the issuance of 1,000,000 shares of common stock which were issued in the exercise of warrants. A convertible note and accrued interest were converted to 818,450 shares of common stock as described in Note 4.

During June 2020 a warrant for 500,000 shares of common stock was exercised and a payment of $74,980 was received.

During July 2020 a warrant for 400,000 shares of common stock was exercised and a payment of $59,980 was received.

During August 2020 a warrant for 50,000 shares of common stock was exercised and a payment of $7,480 was received.

As of May 31, 2020 and 2019, there were 91,163,150 and 7,294,700 of common stock issued and outstanding, respectively. There were also -0- shares of preferred stock issued and outstanding.

NOTE 7 – CHANGE IN CONTROL AND CHANGE IN MANAGEMENT

On February 20, 2019, the Company entered into an Agreement of Conveyance, Transfer and Assignment of Assets and Assumption of Obligations (the “Conveyance Agreement”) with Anna Kowalska Petersen and the Company’s wholly-owned subsidiary, Amagon ApS (dba New Life Genetics), a company incorporated in Denmark. Pursuant to the Conveyance Agreement, the Company transferred all assets and business operations associated with its business of supplying personal genetic tests, including all of the capital stock of Amagon ApS, to Ms. Petersen. In exchange, Ms. Petersen agreed assume and cancel all liabilities relating to the Company’s former business.

Also, on February 20, 2019, Ms. Petersen sold her 56,000,000 shares in the Company to Bradford Brock for $10,000 under a Stock Purchase Agreement.

As a result of the Conveyance Agreement and Stock Purchase Agreement, there has been a change in control of the Company and the Company is no longer pursuing its former business plan. Under the direction of the Company’s newly appointed officer and director, as set forth below, the Company plans to seek out viable business opportunities for the Company.

Upon the closing of the above transactions, Tommy Petersen resigned as an officer and director of the Company. Bradford Brock was appointed as President, Chief Executive Officer and Director of the Company.

Also, on February 20, 2019, the Company executed a promissory note for $40,000 with Antevorta Capital Partners, Ltd., which money was transferred to Amagon ApS for its use prior to the above transactions.

As noted in note 8 below, effective April 30, 2019 as a result of the Merger Agreement Bradford Brock resigned as an officer but will remain on as a director of the Company. Max Khan was appointed as the President, Chief Executive Officer, and Director.

F-10

NOTE 7 – CHANGE IN CONTROL AND CHANGE IN MANAGEMENT (Continued)

Max began his career as a financial consultant in 1987 and founded Alliance Global Finance in 1992, which specializes in corporate finance and investment banking. Khan served as Director, President and CEO of PwrCor Inc. (OTCBB: PWCO) until June 2014. He currently oversees several private equity investments. Khan owned FINRA registered broker deal Thor Capital LLC from April 2011 through May 2013. He is currently a managing director of Kazue Global Limited, with headquarters in Tokyo. Kazue focuses on strategic infrastructure investments in Asia. Max Khan received his BA in Accounting and Economics from the City University of New York, and his MBA from Pace University, also in New York.

The Company intends to carry on the business of BioPipe Global, as its primary line of business. Following the transactions described above, the Company’s corporate offices have been moved and the Company’s phone number has changed. The Company’s new office address and phone is:

100 Challenger Road

8th Floor

Ridgefield Park, NJ 07660

Phone: 646-201-5242

Fax: 646-290-7809

NOTE 8 – MERGER AGREEMENT

Effective April 30, 2019 LifeQuest World Corp. entered into an agreement and plan of merger with BioPipe Acquisition, Inc., a New Jersey corporation and BioPipe Global Corp., a privately held New Jersey corporation. Pursuant to the terms and conditions of the merger agreement LifeQuest did an asset purchase of BioPipe Global and all assets and liabilities were exchanged for the right to receive an aggregate of 75,000,000 shares of the Company’s common stock, par value $0.001 per share. BioPipe Global provided customary representation and warranties and closing conditions including approval of the merger by a majority of the voting shareholders. Bradford Brock was required to cancel 55,000,000 shares of his Common Stock in the Company but permitted to retain 1,000,000 shares in the Company. As a result of the Merger Agreement the Company is no longer pursuing its former business plan. Under the direction of the Company’s newly appointed officers and directors the Company is now engaged in eco-friendly decentralized water waste treatment. Upon closing Bradford Brock resigned as an officer but will remain on as a director of the Company. Max Khan was appointed as the President, Chief Executive Officer, and Director.

The acquisition was an asset acquisition rather than a business combination as described in ASC 805. Therefore, proforma financial information has been excluded in accordance with Form 1-A, Part F/S (b)(7)(iv).

NOTE 9 – JOINT VENTURES

Company has formed 50-50 joint venture companies in Bangladesh, India and South Africa to introduce our patented onsite 100% sludge free, silent and odor free sewage wastewater treatment system in these countries.

Biopipe Innovations Limited, Bangladesh

Biopipe Environest Global Ltd., India

Biopipe Africa Pty, South Africa

Hydros Agritech, Inc., USA

F-11

NOTE 10 – MACHINERY AND EQUIPMENT

As of May 31, 2020 and 2019 machinery and equipment had a basis of $31,029 and $-0-, respectively and accumulated depreciation balance of $2,750 and $-0-, respectively. Depreciation expense the year ended May 31, 2020 and 2019 was $2,750 and $-0-, respectively.

NOTE 11 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through August 13, 2020, the date which the consolidated financial statements were available to be issued, and noted no material subsequent events that would require adjustment in or disclosure to these financial statements as of May 31, 2020.

F-12

biopipe global ag ANNUAL financial statements

2018 and 2017

Page

Consolidated Balance Sheets as of 2018 and 2017	F-14

Consolidated Statements of Operations for years ended 2018 and 2017	F-15

Consolidated Statements of Stockholders’ Equity (Deficit) for years ended 2018 and 2017	F-16

Consolidated Statements of Cash Flows for years ended 2018 and 2017	F-17

Consolidated Notes to Financial Statements	F-18 - F-21

F-13

 BIOPIPE GLOBAL AG

Consolidated Balance Sheets

(Unaudited)

	2018	2017
	BioPipe Global AG	BioPipe Global AG
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$11,983	$36,842

Total Current Assets	11,983	36,842

INTANGIBLE ASSETS
Loan receivable	710,973	703,959
Participation	609,637	595,610

Total Other Assets	1,320,610	1,299,569

TOTAL ASSETS	$1,332,593	$1,336,411

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES
Accounts payable and accrued liabilities	$7,608	$6,353
Accrued interest	—	—
Accounts payable - related party	—	—
Convertible promissory note	—	—
Loan from shareholders	170,747	170,747

Total Current Liabilities	178,355	177,100

STOCKHOLDERS' EQUITY
Common stock	252,932	252,932
Paid in capital in excess of par value	1,141,568	1,141,568
Retained deficit	(240,262)	(235,189)

Total Stockholders' Equity	1,154,238	1,159,311

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$1,332,593	$1,336,411

The accompanying financials were not subject to an audit, review, or compilation.

The accompanying notes are an integral part of these financial statements.

F-14

 BIOPIPE GLOBAL AG

Consolidated Statements of Operations

(Unaudited)

	For the year ended
	2018	2017
	BioPipe Global AG	BioPipe Global AG

INCOME	$—	$—

COST OF SALES	—	—

GROSS PROFIT	—	—

OPERATING EXPENSES

General and administrative	1,882	35,393

OPERATING EXPENSES	1,882	35,393

OTHER EXPENSE

Taxes	(3,191)	(2,487)
Loss on settlement of debt	—	—
Interest expense	—	—

TOTAL OTHER EXPENSE	(3,191)	(2,487)

NET INCOME (LOSS)	$(5,073)	$(37,880)

The accompanying financials were not subject to an audit, review, or compilation.

The accompanying notes are an integral part of these financial statements.

F-15

 BIOPIPE GLOBAL AG

Consolidated Statements of Stockholders’ Equity (Deficit)

(Unaudited)

	Common Stock
	Amount	Paid in Capital in Excess of Par Value	Retained Deficit	Total Stockholders’ Equity
Balance, December 31, 2017	$252,932	$1,141,568	$(235,189)	$1,159,311

Net loss for the year ended May 31, 2018	—	—	(5,073)	(5,073)
Balance, December 31, 2018	$252,932	$1,141,568	$(240,262)	$1,154,238

	Common Stock
	Amount	Paid in Capital in Excess of Par Value	Retained Deficit	Total Stockholders' Equity
Balance, December 31, 2016	$252,932	$1,141,568	$(197,309)	$1,197,191

Net loss for the year ended May 31, 2017	—	—	(37,880)	(37,880)
Balance, December 31, 2017	$252,932	$1,141,568	$(235,189)	$1,159,311

The accompanying financials were not subject to an audit, review, or compilation.

The accompanying notes are an integral part of these financial statements.

F-16

 BIOPIPE GLOBAL AG

Consolidated Statements of Cash Flows

(Unaudited)

	For the year ended
	2018	2017
	BioPipe Global AG	BioPipe Global AG
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(5,073)	$(37,880)
Adjustments to reconcile net loss to net cash
used in operating activities:
Change in accounts payable and accrued expenses	1,255	(2,726)
Change in loan receivable	(7,014)	225,189
Change in participation	(14,027)	(10,031)
Net Cash Provided by (Used in) Operating Activities	(24,859)	174,552

CASH FLOWS FROM INVESTING ACTIVITIES:	—	—

CASH FLOWS FROM FINANCING ACTIVITIES:
Advances from related party	—	(148,198)
Net Cash Used in Financing Activities	—	(148,198)

NET INCREASE (DECREASE) IN CASH	(24,859)	26,354

CASH AT BEGINNING OF PERIOD	36,842	10,488

CASH AT END OF PERIOD	$11,983	$36,842

SUPPLEMENTAL DISCLOSURES

Cash Paid For:

Interest	$—	$—
Income taxes	$—	$—

The accompanying financials were not subject to an audit, review, or compilation.

The accompanying notes are an integral part of these financial statements.

F-17

BioPipe Global AG

Notes to the Consolidated Financial Statements

Fiscal Year 2018 and 2017

NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS

On May 7, 2019 BioPipe Global AG and its wholly-owned Turkish subsidiary, BioPipe Cevre Teknolojileri A.S. were acquired in an asset purchase acquisition, immediately upon acquisition the Turkish subsidiary was dissolved.

Collectively LifeQuest World Corporation and its wholly owned subsidiary are collectively referred herein as “the Company.”

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of the Company is presented to assist in understanding the Company's financial statements which conform to U.S. generally accepted accounting principles. The consolidated financial statements and notes are representations of the Company's management, which is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the consolidated financial statements. The following policies are considered to be significant:

Principles of Consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and include the accounts of BioPipe Global AG, and its wholly-owned subsidiary, BioPipe Cevre Teknolojileri A.S. All significant intercompany transactions and balances have been eliminated.

Basis of Accounting

The consolidated financial statements of the Company are prepared using the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America. The Company has elected a calendar year-end.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents, unless held for reinvestment as part of the investment portfolio, pledged to secure loan agreements or otherwise encumbered. The carrying amount approximates the fair value because of the short maturities of those instruments.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Repairs and maintenance are expensed as incurred, whereas major improvements are capitalized. If donated, property and equipment are recorded at the approximate fair value on the date of donation. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets.

F-18

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Impairment of Long-Lived Assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. The Company evaluates the recoverability of long-lived assets by measuring the carrying amounts of the assets against the estimated undiscounted cash flows associated with these assets. At the time such evaluation indicates that the future undiscounted cash flows of certain long-lived assets are not sufficient to recover the assets’ carrying value, the assets are adjusted to their fair value (based upon discounted cash flows). No impairment losses were recognized for the year ended December 31, 2018 and 2017, respectively.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses, including functional allocations during the reporting period. Actual results could differ from those estimates. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances in making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. While actual results could differ from those estimates, management believes that the estimates are reasonable.

Key estimates made in the accompanying financial statements include, among others, the economic useful lives and recovery of long-lived assets and contingencies.

Concentrations of Risk

The Company maintains its cash in bank deposit accounts which, at times, may exceed the federally insured limits. Accounts are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to certain limits. The Company has not experienced any losses in such accounts or lack of access to its cash, and believes it is not exposed to significant risk of loss with respect to cash. However, no assurance can be provided that access to the Company’s cash will not be impacted by adverse economic conditions in the financial markets.

At December 31, 2018, the Company had in its bank accounts no funds in excess of the $250,000 per depository institution that is federally insured.

F-19

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Contingencies

Certain conditions may exist as of the date that these financial statements are issued which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company’s management and its legal counsel assess such contingent liabilities and such assessments inherently involves exercise of judgement. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company’s legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability is accrued in the Company's financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, is disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the nature of the guarantee is disclosed.

Fair Value of Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, accounts payable and accrued expenses and shareholder loans. The carrying amount of these financial instruments approximates fair value due either to length of maturity or interest rates that approximate prevailing market rates unless otherwise disclosed in these financial statements.

Financial assets and liabilities recorded at fair value on the balance sheets are categorized based upon a fair value hierarchy established by GAAP, which prioritizes the inputs used to measure fair value into the following levels:

Level 1— Quoted market prices in active markets for identical assets or liabilities at the measurement date.

Level 2— Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable and can be corroborated by observable market data.

Level 3— Inputs reflecting management’s best estimates and assumptions of what market participants would use in pricing assets or liabilities at the measurement date. The inputs are unobservable in the market and significant to the valuation of the instruments.

Financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

F-20

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition

The Company recognizes revenue when products are fully delivered, or services have been provided and collection is reasonably assured.

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU No. 2016-02, Leases, which requires an entity to recognize the rights and obligations resulting from leases as lease assets and lease liabilities on the balance sheet, including leases previously recorded and classified as operating leases. Pursuant to this new guidance, a lessee should recognize in the balance sheet a liability to make lease payments (lease liability) and a right-of-use assets (lease asset) representing its right to use the underlying asset for the lease term, initially measured at the present value of the lease payments. This new standard is effective for the Company for the year ended December 31, 2020, with early application permitted, using a modified retrospective approach. The Company is currently evaluating the impact of the pending adoption of ASU 2016-02 on its financial statements.

Other recent accounting pronouncements issued by the FASB (including its Emerging Issues Task Force) did not or are not believed to have a material impact on the Company’s present or future financial statements.

NOTE 3 - LIQUIDITY AND GOING CONCERN

The Company has incurred losses since inception and has not yet received any revenues from sales of products or services. These factors create substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustment that might be necessary if the Company is unable to continue as a going concern.

The ability of the Company to continue as a going concern is dependent on the Company generating cash from the sale of its common stock and/or obtaining debt financing and attaining future profitable operations. Management’s plans include selling its equity securities and obtaining debt financing to fund its capital requirement and ongoing operations; however, there can be no assurance the Company will be successful in these efforts.

NOTE 4 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through January 30, 2020, the date which the consolidated financial statements were available to be issued, and noted no material subsequent events that would require adjustment in or disclosure to these financial statements as of December 31, 2018.

F-21

 BIOPIPE GLOBAL AG INTERIM FINANCIAL STATEMENTS

March 31, 2019 and 2018

Page

Consolidated Balance Sheets as of March 31, 2019 and 2018	F-23

Consolidated Statements of Operations for the three months ended March 31, 2019 and 2018	F-24

Consolidated Statements of Stockholders’ Equity (Deficit) for the three months ended March 31, 2019 and 2018	F-25

Consolidated Statements of Cash Flows for the three months ended March 31, 2019 and 2018	F-26

Consolidated Notes to Financial Statements	F-27 - F-30

F-22

 BIOPIPE GLOBAL AG

Consolidated Balance Sheets

(Unaudited)

	As of March 31,
	2019	2018
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$8,649	$11,983

Total Current Assets	8,649	11,983

INTANGIBLE ASSETS
Loan receivable	722,596	710,973
Participation	619,604	609,637

Total Other Assets	1,342,200	1,320,610

TOTAL ASSETS	$1,350,849	$1,332,593

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES
Accounts payable and accrued liabilities	$5,785	$7,608
Loan from shareholders	173,538	170,747

Total Current Liabilities	179,323	178,355

STOCKHOLDERS' EQUITY
Common stock	252,932	252,932
Paid in capital in excess of par value	1,141,568	1,141,568
Retained deficit	(222,974)	(240,262)

Total Stockholders' Equity	1,171,526	1,154,238

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$1,350,849	$1,332,593

The accompanying financials were not subject to an audit, review, or compilation.

The accompanying notes are an integral part of these financial statements.

F-23

 BIOPIPE GLOBAL AG

Consolidated Statements of Operations

(Unaudited)

	For the three months ended March 31,
	2019	2018

INCOME	$—	$—

COST OF SALES	—	—

GROSS PROFIT	—	—

OPERATING EXPENSES

General and administrative	1,381	1,882

OPERATING EXPENSES	1,381	1,882

OTHER EXPENSE

Taxes	—	(3,191)
Gain (loss) on foreign currency translation	18,870	—
Interest expense	(201)	—

TOTAL OTHER EXPENSE	18,669	(3,191)

NET INCOME (LOSS)	$17,288	$(5,073)

The accompanying financials were not subject to an audit, review, or compilation.

The accompanying notes are an integral part of these financial statements.

F-24

 BIOPIPE GLOBAL AG

Consolidated Statements of Stockholders’ Equity (Deficit)

(Unaudited)

	Common Stock
	Amount	Paid in Capital in Excess of Par Value	Retained Deficit	Total Stockholders' Equity
Balance, December 31, 2018	$252,932	$1,141,568	$(240,262)	$1,154,238

Net loss for the three months ended March 31, 2019	—	—	17,288	17,288
Balance, March 31, 2019	$252,932	$1,141,568	$(222,974)	$1,171,526

	Common Stock
	Amount	Paid in Capital in Excess of Par Value	Retained Deficit	Total Stockholders' Equity
Balance, December 31, 2017	$252,932	$1,141,568	$(235,189)	$1,159,311

Net loss for the three months ended March 31, 2018	—	—	(5,073)	(5,073)
Balance, March 31, 2018	$252,932	$1,141,568	$(240,262)	$1,154,238

The accompanying financials were not subject to an audit, review, or compilation.

The accompanying notes are an integral part of these financial statements.

F-25

 BIOPIPE GLOBAL AG

Consolidated Statements of Cash Flows

 (Unaudited)

	For the three months ended March 31,
	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$17,288	$(5,073)
Adjustments to reconcile net income (loss) to net cash
used in operating activities:
Change in accounts payable and accrued expenses	(1,823)	1,255
Change in loan receivable	(11,623)	(7,014)
Change in participation	(9,967)	(14,027)
Net Cash Used in Operating Activities	(6,125)	(24,859)

CASH FLOWS FROM INVESTING ACTIVITIES:	—	—

CASH FLOWS FROM FINANCING ACTIVITIES:
Advances from related party	2,791	—
Net Cash Provided by Financing Activities	2,791	—

NET DECREASE IN CASH	(3,334)	(24,859)

CASH AT BEGINNING OF PERIOD	11,983	36,842

CASH AT END OF PERIOD	$8,649	$11,983

SUPPLEMENTAL DISCLOSURES

Cash Paid For:

Interest	$—	$—
Income taxes	$—	$—

The accompanying financials were not subject to an audit, review, or compilation.

The accompanying notes are an integral part of these financial statements.

F-26

BioPipe Global AG

Notes to the Consolidated Financial Statements

March 31, 2019 and 2018

NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS

On May 7, 2019 BioPipe Global AG and its wholly-owned Turkish subsidiary, BioPipe Cevre Teknolojileri A.S. were acquired in an asset purchase acquisition, immediately upon acquisition the Turkish subsidiary was dissolved.

Collectively LifeQuest World Corporation and its wholly owned subsidiary are collectively referred herein as “the Company.”

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of the Company is presented to assist in understanding the Company's financial statements which conform to U.S. generally accepted accounting principles. The consolidated financial statements and notes are representations of the Company's management, which is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the consolidated financial statements. The following policies are considered to be significant:

Principles of Consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and include the accounts of BioPipe Global AG, and its wholly-owned subsidiary, BioPipe Cevre Teknolojileri A.S. All significant intercompany transactions and balances have been eliminated.

Basis of Accounting

The consolidated financial statements of the Company are prepared using the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America. The Company has elected a calendar year-end.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents, unless held for reinvestment as part of the investment portfolio, pledged to secure loan agreements or otherwise encumbered. The carrying amount approximates the fair value because of the short maturities of those instruments.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Repairs and maintenance are expensed as incurred, whereas major improvements are capitalized. If donated, property and equipment are recorded at the approximate fair value on the date of donation. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets.

F-27

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Impairment of Long-Lived Assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. The Company evaluates the recoverability of long-lived assets by measuring the carrying amounts of the assets against the estimated undiscounted cash flows associated with these assets. At the time such evaluation indicates that the future undiscounted cash flows of certain long-lived assets are not sufficient to recover the assets’ carrying value, the assets are adjusted to their fair value (based upon discounted cash flows). No impairment losses were recognized for the year ended March 31, 2019 and 2018, respectively.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses, including functional allocations during the reporting period. Actual results could differ from those estimates. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances in making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. While actual results could differ from those estimates, management believes that the estimates are reasonable.

Key estimates made in the accompanying financial statements include, among others, the economic useful lives and recovery of long-lived assets and contingencies.

Concentrations of Risk

The Company maintains its cash in bank deposit accounts which, at times, may exceed the federally insured limits. Accounts are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to certain limits. The Company has not experienced any losses in such accounts or lack of access to its cash, and believes it is not exposed to significant risk of loss with respect to cash. However, no assurance can be provided that access to the Company’s cash will not be impacted by adverse economic conditions in the financial markets.

At March 31, 2019, the Company had in its bank accounts no funds in excess of the $250,000 per depository institution that is federally insured.

F-28

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Contingencies

Certain conditions may exist as of the date that these financial statements are issued which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company’s management and its legal counsel assess such contingent liabilities and such assessments inherently involves exercise of judgement. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company’s legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability is accrued in the Company's financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, is disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the nature of the guarantee is disclosed.

Fair Value of Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, accounts payable and accrued expenses and shareholder loans. The carrying amount of these financial instruments approximates fair value due either to length of maturity or interest rates that approximate prevailing market rates unless otherwise disclosed in these financial statements.

Financial assets and liabilities recorded at fair value on the balance sheets are categorized based upon a fair value hierarchy established by GAAP, which prioritizes the inputs used to measure fair value into the following levels:

Level 1— Quoted market prices in active markets for identical assets or liabilities at the measurement date.

Level 2— Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable and can be corroborated by observable market data.

Level 3— Inputs reflecting management’s best estimates and assumptions of what market participants would use in pricing assets or liabilities at the measurement date. The inputs are unobservable in the market and significant to the valuation of the instruments.

Financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

F-29

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition

The Company recognizes revenue when products are fully delivered, or services have been provided and collection is reasonably assured.

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU No. 2016-02, Leases, which requires an entity to recognize the rights and obligations resulting from leases as lease assets and lease liabilities on the balance sheet, including leases previously recorded and classified as operating leases. Pursuant to this new guidance, a lessee should recognize in the balance sheet a liability to make lease payments (lease liability) and a right-of-use assets (lease asset) representing its right to use the underlying asset for the lease term, initially measured at the present value of the lease payments. This new standard is effective for the Company for the year ended December 31, 2020, with early application permitted, using a modified retrospective approach. The Company is currently evaluating the impact of the pending adoption of ASU 2016-02 on its financial statements.

Other recent accounting pronouncements issued by the FASB (including its Emerging Issues Task Force) did not or are not believed to have a material impact on the Company’s present or future financial statements.

NOTE 3 - LIQUIDITY AND GOING CONCERN

The Company has incurred losses since inception and has not yet received any revenues from sales of products or services. These factors create substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustment that might be necessary if the Company is unable to continue as a going concern.

The ability of the Company to continue as a going concern is dependent on the Company generating cash from the sale of its common stock and/or obtaining debt financing and attaining future profitable operations. Management’s plans include selling its equity securities and obtaining debt financing to fund its capital requirement and ongoing operations; however, there can be no assurance the Company will be successful in these efforts.

NOTE 4 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through January 30, 2020, the date which the consolidated financial statements were available to be issued, and noted no material subsequent events that would require adjustment in or disclosure to these financial statements as of March 31, 2019.

F-30

 LIFEQUEST WORLD CORP. AND BIOPIPE GLOBAL AG PRO FORMAS

Combined Pro Forma Financial Statements

2018 and 2017

Page

Combined Pro Forma Balance Sheets	F-32

Combined Pro Forma Statement of Operations	F-33

F-31

 LIFEQUEST WORLD CORP. AND BIOPIPE GLOBAL AG

Combined Pro Forma Balance Sheets

(Unaudited)

	2018		2017
	LifeQuest World Corp	BioPipe Global AG	LifeQuest World Corp	BioPipe Global AG
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$—	$11,983	$25,235	$36,842

Total Current Assets	—	11,983	25,235	36,842

INTANGIBLE ASSETS
Intellectual property	75,000	—	—	—
Loan receivable	—	710,973	—	703,959
Participation	—	609,637	—	595,610

Total Other Assets	75,000	1,320,610	—	1,299,569

TOTAL ASSETS	$75,000	$1,332,593	$25,235	$1,336,411

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES
Accounts payable and accrued liabilities	$53,811	$7,608	$106,755	$6,353
Accrued interest	6,120	—	—	—
Accounts payable - related party	—	—	700	—
Convertible promissory note	88,000	—	63,500	—
Loan from shareholders	—	170,747	—	170,747

Total Current Liabilities	147,931	178,355	170,955	177,100

STOCKHOLDERS' EQUITY
Common stock (Par $0.001), 100,000,000 authorized,7,294,700 and 60,294,700 issued and outstanding	7,295	252,932	60,294	252,932
Paid in capital in excess of par value	55,000	1,141,568	—	1,141,568
Retained deficit	(135,226)	(240,262)	(206,014)	(235,189)

Total Stockholders' Equity	(72,931)	1,154,238	(145,720)	1,159,311

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$75,000	$1,332,593	$25,235	$1,336,411

F-32

 LIFEQUEST WORLD CORP. AND BIOPIPE GLOBAL AG

Combined Pro Forma Statements of Operations

(Unaudited)

	For the year ended 2018		For the year ended 2017
	LifeQuest World Corp	BioPipe Global AG	LifeQuest World Corp	BioPipe Global AG

INCOME	$3,302	$—	$29,158	$—

COST OF SALES	2,254	—	8,092	—

GROSS PROFIT	1,048	—	21,066	—

OPERATING EXPENSES

General and administrative	(162,562)	1,885	137,371	35,393

OPERATING EXPENSES	(162,562)	1,885	137,371	35,393

OTHER EXPENSE

Taxes	—	(3,191)	—	(2,487)
Loss on settlement of debt	(8,319,099)	—	—	—
Interest expense	(92,822)	—	(66,230)	—

TOTAL OTHER EXPENSE	(8,411,921)	(3,191)	(66,230)	(2,487)

NET INCOME (LOSS)	$(8,248,311)	$(5,076)	$(182,535)	$(37,880)

F-33

LIFEQUEST WORLD CORP. AND BIOPIPE GLOBAL AG PRO FORMAS

Combined Pro Forma Financial Statements First Quarter 2019 and 2018

Combined Pro Forma Balance Sheets as of March 31, 2019 and 2018	F-35

Combined Pro Forma Statement of Operations for the three months ended March 31, 2019 and 2018	F-36

F-34

 LIFEQUEST WORLD CORP. AND BIOPIPE GLOBAL AG

Combined Pro Forma Balance Sheets

(Unaudited)

	2019 First Quarter		2018 First Quarter
	LifeQuest World Corp.	BioPipe Global AG	LifeQuest World Corp.	BioPipe Global AG
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$375,168	$8,649	$35,101	$11,983

Total Current Assets	375,168	8,649	35,101	11,983

INTANGIBLE ASSETS
Intellectual property	73,125	—	—	—
Loan receivable	—	722,596	—	710,973
Participation	—	619,604	—	609,637

Total Other Assets	73,125	1,342,200	—	1,320,610

TOTAL ASSETS	$448,293	$1,350,849	$35,101	$1,332,593

LIABILITIES AND STOCKHOLDERS’ EQUITY

LIABILITIES
Accounts payable and accrued liabilities	$53,811	$5,785	$53,811	$7,608
Settlement liability	—	—	8,440,602	—
Accrued compensation	25,000	—	—	—
Credit card payable	2,760	—	—	—
Convertible promissory note	—	—	45,000	—
Loan from shareholders	—	173,538	—	170,747

Total Current Liabilities	81,571	179,323	8,539,413	178,355

STOCKHOLDERS' EQUITY
Common stock (Par $0.001), 100,000,000 authorized, 88,294,700 and 60,294,700 issued and outstanding	88,295	252,932	60,294	252,932
Paid in capital in excess of par value	543,120	1,141,568	—	1,141,568
Retained deficit	(264,693)	(222,974)	(8,564,606)	(240,262)

Total Stockholders' Equity	366,722	1,171,526	(8,504,312)	1,154,238

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$448,293	$1,350,849	$35,101	$1,332,593

F-35

 LIFEQUEST WORLD CORP. AND BIOPIPE GLOBAL AG

Combined Pro Forma Statements of Operations

(Unaudited)

	For the first quarter 2019		For the first quarter 2018
	LifeQuest World Corp	BioPipe Global AG	LifeQuest World Corp	BioPipe Global AG

INCOME	$—	$—	$3,302	$—

COST OF SALES	—	—	2,254	—

GROSS PROFIT	—	—	1,048	—

OPERATING EXPENSES

Amortization expense	1,875	—	—	—
Deferred compensation expense	25,000	—	—	—
Professional fees	21,000	—	—	—
Utilities	2,373	—	—	—
General and administrative	4,219	1,381	(7,785)	1,885

OPERATING EXPENSES	54,467	1,381	(7,785)	1,885

OTHER EXPENSE

Taxes	—	—	—	(3,191)
Gain (loss) on foreign currency translation	—	18,870	—	—
Loss on settlement of debt	—	—	(8,319,099)	—
Interest expense	—	(201)	(48,327)	—

TOTAL OTHER EXPENSE	—	18,669	(8,367,426)	(3,191)

NET INCOME (LOSS)	$(54,467)	$17,288	$(8,358,593)	$(5,076)

F-36